Exhibit 2.1

Execution Copy

Reorganization Agreement

Among

River Valley Bancorp,

River Valley Financial Bank,

Citizens Union Bancorp of Shelbyville, Inc.

And

Dupont State Bank

December 5, 2011

Table of Contents

Page

ARTICLE I THE MERGER	1
1.1 The Merger.	1
1.2 Merger Consideration.	2
1.3 Surviving Bank.	2
1.4 Closing.	3
ARTICLE II REPRESENTATIONS AND WARRANTIES	4
2.1 Disclosure Letters.	4
2.2 Representations and Warranties of Citizens and Dupont.	4
2.3 Representations and Warranties of RVB and River.	21
ARTICLE III CONDUCT PENDING THE MERGER	23
3.1 Forbearances by Dupont	23
3.2 Forbearances by River	26
ARTICLE IV COVENANTS	27
4.1 Acquisition Proposals.	27
4.2 Advice of Changes.	29
4.3 Access and Information.	29
4.4 Applications; Consents.	30
4.5 Additional Agreements.	30
4.6 Publicity.	30
4.7 Shareholder Approvals.	31
4.8 Notification of Certain Matters.	31
4.9 Employee Benefit Matters.	31
4.10 Indemnification.	33
4.11 Voting Agreement of Citizens.	35
4.12 Noncompetition by Citizens.	35
4.13 Environmental Site Assessments.	36
4.14 Intercompany Payables/Receivables; Intercompany Agreements.	36
4.15 Accruals for Loan Loss Reserve and Expenses.	36
4.16 Title Insurance and Surveys.	37
4.17 Core Data Processing Systems Integration.	37
4.18 Internal Controls.	37
4.19 Data Conversion.	38
4.20 Audited Financial Statements.	38
ARTICLE V CONDITIONS TO CONSUMMATION	38
5.1 Conditions to Each Party’s Obligations.	38
5.2 Conditions to the Obligations of Citizens and Dupont.	39
5.3 Conditions to the Obligations of RVB and River.	40
ARTICLE VI TAX MATTERS AND INDEMNIFICATION	43
6.1 Tax Matters.	43

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6.2 Indemnification by Citizens.	45
6.3 Indemnification by RVB and River.	46
6.4 Limitation on Losses; Deductible.	46
6.5 Escrow Account.	47
ARTICLE VII GENERAL	47
7.1 Termination.	47
7.2 Effect of Termination.	48
7.3 Survival of Representations, Warranties and Agreements.	49
7.4 Termination Fee.	49
7.5 Notices.	49
7.6 Extension; Waiver.	50
7.7 Choice of Law.	50
7.8 Entire Agreement; Invalidity.	50
7.9 Counterparts; Headings.	50
7.10 Fees and Expenses.	50
7.11 Assignment.	50
7.12 Limitations on Rights of Third Parties.	51
7.13 Specific Performance.	51
7.14 Information Provided by and to Citizens.

Exhibit A	Plan and Agreement of Merger
Exhibit B	Indemnification Escrow Agreement

ii

Reorganization Agreement

This REORGANIZATION AGREEMENT is made as of this 5th day of December, 2011 (“Agreement”), by and among River Valley Bancorp, an Indiana corporation (“RVB”), Citizens Union Bancorp of Shelbyville, Inc. (“Citizens”), a Kentucky corporation, River Valley Financial Bank, a federal savings bank wholly owned by RVB (“River”), and Dupont State Bank (“Dupont”), an Indiana commercial bank wholly owned by Citizens.

R E C I T A L S:

A.           RVB, River, Citizens and Dupont, on the terms and conditions hereinafter set forth, desire to effect an acquisition transaction pursuant to which RVB will acquire all of the shares of Dupont Common Stock (as hereinafter defined) outstanding at Closing (as hereinafter defined) at an aggregate purchase price per share equal to $6,275,000 payable in cash.

B.           To effect the acquisition, River shall be merged with and into Dupont (the “Merger”) pursuant to the Plan and Agreement of Merger by and between River and Dupont attached hereto as Exhibit A (the “Merger Agreement”). Dupont will be the surviving corporate entity and a wholly-owned subsidiary of RVB following consummation of the Merger but shall be renamed “River Valley Financial Bank” (the “Surviving Bank”).

C.           The parties wish to set forth the representations, warranties, covenants and agreements under which they are willing to effect the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.   Subject to the terms and conditions of this Agreement, and pursuant to the provisions of the Federal Deposit Insurance Act, as amended (the “FDIA”), the Indiana Financial Institutions Act (the “Indiana Act”), the Home Owners’ Loan Act of 1933, as amended (the “HOLA”), and the Bank Holding Company Act of 1956, as amended (the “BHC Act”), at the Effective Time (as hereinafter defined), River shall be merged with and into Dupont pursuant to the terms and conditions set forth herein and pursuant to the Merger Agreement, which shall be executed by River and Dupont at least two (2) days prior to the Effective Time. Upon consummation of the Merger, the separate existence of River shall cease and Dupont shall continue as the “Surviving Bank.” The name of the Surviving Bank shall, by virtue of the Merger, be changed to “River Valley Financial Bank.” From and after the consummation of the Merger, the Surviving Bank shall possess all the property, debts, choses in action, and interests, and be subject to all of the liabilities and obligations, of River.

1.2 Merger Consideration.

(a)           (1)           At the Effective Time, all of the outstanding shares of common stock,$10.00 par value per share, of Dupont (the “Dupont Common Stock”), all of which are owned by Citizens, shall, by virtue of the Merger and without any further action on the part of the holder thereof, be converted into the right to receive $6,275,000 payable in cash (the “Merger Consideration”).

(ii)             Each share of River capital stock issued and outstanding or held in treasury immediately prior to the Effective Time shall be converted into and become one share of Dupont Common Stock, $10.00 par value per share, as of the Effective Time.

(iii)             At the Effective Time, Citizens, as the holder of certificates representing all shares of Dupont Common Stock issued and outstanding immediately prior to the Effective Time, shall cease to have any rights as a shareholder of Dupont, except such rights, if any, as it may have pursuant to this Agreement and the Indiana Act.

1.3 Surviving Bank.

(a)           Articles of Incorporation and By-Laws of the Surviving Bank. The Articles of Incorporation and By-Laws of Dupont, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and By-Laws of the Surviving Bank of the Merger, until either is thereafter amended in accordance with applicable law (as hereinafter defined); provided, however, that as of the Effective Time, Article 1(A) of the Articles of Incorporation of the Surviving Bank shall read in its entirety as follows:

“(A) The name of this corporation shall be “River Valley Financial Bank.”

and Article 2 of the Articles of Incorporation of the Surviving Bank shall read in its entirety as follows:

“Article 2

The principal office of this bank shall be located at 430 Clifty Drive, Madison, Indiana.”

(b)           Directors and Officers of the Surviving Bank. The directors and officers of River, immediately prior to the Effective Time, shall be and become the directors and officers of the Surviving Bank immediately following the Effective Time. In addition, Jeffrey Rayburn shall become a Senior Vice President of River at the Effective Time.

(c)           Offices of the Surviving Bank. The home office of River shall be the home office of the Surviving Bank and the home and other offices of Dupont and the other offices of River shall be the other offices of the Surviving Bank at the Effective Time.

(d)           Effective Time. The Merger shall become effective at the date and time specified in Articles of Merger relating to the Merger that are filed with the Indiana Secretary of State (the “Secretary”) and in Articles of Combination relating to the Merger that are filed with the Office of the Comptroller of the Currency (the “OCC”) (the “Effective Time”).

1.4 Closing.   Subject to the provisions of Article V hereof, the closing of the Merger contemplated by this Agreement (the “Closing”), shall take place at the offices of Barnes & Thornburg, 11 South Meridian Street, Indianapolis, Indiana 46204, counsel to RVB and River, as soon as practicable after satisfaction of all of the conditions to Closing. The date and time of the Closing shall be mutually agreed to by River and Dupont. If no such agreement is made, the Closing shall take place on the last business day of the calendar month following the date of the satisfaction of all of the conditions to Closing, at 1:00 p.m. The date on which the Closing actually occurs is herein referred to as the “Closing Date.”

(a)           At the Closing of the Merger, RVB and River shall deliver to Dupont the following:

(i)             an opinion of their counsel dated as of the Effective Time contemplated by Section 5.2(e) hereof;

(ii)             the officers’ certificate contemplated by Section 5.2(c) hereof;

(iii)             copies of the resolutions of the Board of Directors of River and of RVB, as the sole shareholder of River, certified by the Secretary of River and RVB, respectively, relating to the approval of this Agreement, the Merger Agreement, and the Merger;

(iv)             cash in the amount of $6,275,000 wired to an account provided by Citizens; and

(v)             such other documents as Dupont or its legal counsel may reasonably request.

(b)           At the Closing of the Merger, Dupont and Citizens, as appropriate, shall deliver to River the following:

(i)             an opinion of its counsel dated as of the Effective Time contemplated by Section 5.3(d) hereof;

(ii)             the officers’ certificate contemplated by Section 5.3(c) hereof;

(iii)             the stock certificates representing the Dupont Common Stock with accompanying stock powers assigning the stock certificates to RVB;

(iv)             copies of the resolutions adopted by the Board of Directors of Dupont and Citizens, as sole shareholder of Dupont, certified by the Secretary of Dupont and

Citizens, respectively, relating to the approval of this Agreement, the Merger Agreement and the Merger; and

(v)             such other documents as River or its legal counsel may reasonably request.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Disclosure Letters.   Before the execution and delivery of this Agreement, River, and RVB on the one hand, and Citizens and Dupont, on the other hand, have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties.

2.2 Representations and Warranties of Citizens and Dupont.   Citizens and Dupont, jointly and severally, represent and warrant to River and RVB that, except as disclosed in the Citizens/Dupont joint Disclosure Letter:

(a)           Organization and Qualification.

(i)             Dupont is a commercial bank duly organized and validly existing under the laws of the State of Indiana. Dupont’s deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by law. Dupont is a member in good standing of the Federal Reserve Bank of St. Louis and the Federal Home Loan Bank of Indianapolis. Dupont has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Dupont is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary. Dupont engages only in activities (and holds properties only of the types) permitted to commercial banks by the Indiana Act and the rules and regulations of the Indiana Department of Financial Institutions (the “DFI”) promulgated thereunder.

(ii)             Citizens is a corporation duly organized and validly existing under the laws of the Commonwealth of Kentucky and is registered as a bank holding company under the BHC Act.

(b)           Subsidiaries. Dupont does not own any corporation, partnership, joint venture or other entity in which Dupont has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein (a “Subsidiary”).

(c)           Capital Structure.

(i)             The authorized capital stock of Dupont consists solely of 16,000 shares of Dupont Common Stock.

(ii)             As of the date of this Agreement, 16,000 shares of Dupont Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, all of which are held of record by Citizens, free and clear of any charges, mortgages, pledges, security interests, claims, liens or encumbrances (“Liens”).

(iii)             Citizens has full power and authority to vote such shares, and none of such shares is subject to any voting trust or other agreement, arrangement or restriction that would limit the ability of Citizens to perform its obligations under Section 4.11.

(iv)             No bonds, debentures, notes or other indebtedness are outstanding having the right to vote on any matters on which shareholders of Dupont may vote.

(v)             Except as set forth in this Section 2.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of Dupont are issued, reserved for issuance or outstanding and (B) Dupont has not been and is not bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating Dupont to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Dupont or obligating Dupont to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of Dupont to repurchase, redeem or otherwise acquire any shares of capital stock of Dupont.

(d)           Authority. Citizens and Dupont each has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the board of directors of each of Citizens and Dupont, and no other corporate proceedings on the part of Citizens or Dupont are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of Citizens, as sole shareholder of Dupont. This Agreement has been duly and validly executed and delivered by Citizens and Dupont and constitutes a valid and binding obligation of Citizens and Dupont, enforceable against Citizens and Dupont in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e)           No Violations. The execution, delivery and performance of this Agreement by Citizens and Dupont do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Citizens or Dupont (or any of their respective properties) is subject, (ii) violate the charter, articles of incorporation, or by-laws of Citizens or Dupont, or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Citizens or Dupont under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Citizens or Dupont is a party, or to which any of their respective properties or assets may be subject except, in the case of (i) and (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Dupont. For purposes of this Agreement, “Material Adverse Effect” means an effect which is material and adverse to the business, financial condition or results of operations of Dupont or of River, as the context may dictate; provided, however, that any such effect resulting from any (i) changes in laws, rules or regulations or in United States generally accepted accounting principles (“GAAP”) or regulatory accounting requirements or interpretations thereof that apply to both Dupont and River, or to financial and/or depository institutions generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Dupont or River taken with the prior written consent of the other, (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, or (v) the impact of the announcement of this Agreement and compliance with this Agreement on the business, financial condition or results of operations of Dupont or River, shall not be considered in determining if a Material Adverse Effect has occurred.

(f)           Consents and Approvals. No consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) or any third party are required to be made or obtained in connection with the execution and delivery by Citizens and Dupont of this Agreement or the consummation by Dupont of the Merger and the other transactions contemplated by this Agreement, except for filings of applications and notices with, receipt of approvals or non-objections from, and expiration of the related waiting period required by, federal and state banking authorities and except for such other consents and approvals disclosed in the Citizens/Dupont joint Disclosure Letter. As of the date of this Agreement, neither Citizens nor Dupont has any knowledge of any reason pertaining to Citizens or Dupont why any of the approvals referred to in this Section 2.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 5.1(c).

(g)           Governmental Filings. Dupont has filed all reports, schedules and other documents that it has been required to file since December 31, 2008 with the DFI, the FDIC or any other federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits (a “Governmental Regulator”) (collectively, “Dupont’s Reports”). No administrative actions have been taken or threatened or orders issued in connection with any of Dupont’s Reports. As of their respective dates, each of Dupont’s Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance). Any financial statement contained in any of Dupont’s Reports fairly presented in all material respects the financial position of Dupont and was prepared in accordance with GAAP or applicable regulations.

(h)           Financial Statements. The Citizens/Dupont joint Disclosure Letter contains copies of (i) the balance sheets of Citizens as of December 31, 2009 and 2010 and related statements of income, cash flows and changes in stockholders’ equity for each of the years in the two-year period ended December 31, 2010, together with the notes thereto, accompanied by the audit report of Citizens' independent public auditors and (ii) the unaudited balance sheet of Dupont as of September 30, 2011, and the related statement of income for the nine months ended September 30, 2011.  Such financial statements were prepared from the books and records of Citizens and Dupont, as appropriate, fairly present the financial position of Citizens and Dupont in each case at and as of the dates indicated and the results of operations, retained earnings and cash flows of Citizens and Dupont for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash-flows and footnotes. The books and records of Dupont have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i)           Undisclosed Liabilities. Dupont has not incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the balance sheet of Dupont as of September 30, 2011, except for (i) liabilities incurred since September 30, 2011, in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Dupont, and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j)           Absence of Certain Changes or Events. Since September 30, 2011:

(i)             Dupont has conducted its business only in the ordinary and usual course of such business consistent with its past practice;

(ii)             there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Dupont;

(iii)             Dupont has not declared, paid or set aside any dividends or distributions with respect to the Dupont Common Stock;

(iv)             except for supplies or equipment purchased in the ordinary course of business, Dupont has not made any capital expenditures exceeding $25,000 individually or $75,000 in the aggregate;

(v)             there has not been any write-down by Dupont in excess of $25,000 with respect to any of its loans, leases, advances, credit enhancements, guarantees or other extensions of credit (collectively, “Loans”), real estate owned (“REO”), or investment securities;

(vi)             there has not been any sale, assignment or transfer of any assets by Dupont in excess of $10,000 other than in the ordinary course of business or pursuant to a contract or agreement disclosed in the Citizens/Dupont joint Disclosure Letter;

(vii)             there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by Dupont to any of its directors, officers or employees, other than in conformity with the policies and practices of Dupont in the usual and ordinary course of its business and consistent with past practice and other than the retention bonuses contemplated by Section 3.1(j) hereof;

(viii)             Dupont has not paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of its directors, officers or employees, other than for any payments to be made upon a change in control of Dupont as provided in Section 4.9(f), normal and customary accruals of bonuses for such persons, and the retention bonus pool as provided in Section 3.1(j); and

(ix)             there has been no change in any accounting principles, practices or methods of Dupont other than as required by GAAP.

(k)           Litigation. Other than for routine matters incidental to the business of Dupont, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Dupont, there are no suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of Dupont, threatened against or affecting Dupont or any property or asset of Dupont. There are no investigations, reviews or inquiries by any court or Governmental Entity pending or, to the Knowledge of Dupont, threatened against Dupont. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Dupont that have not been satisfied or that enjoin Dupont from taking any action. For purposes of this Agreement, “Knowledge” means, with respect to any party hereof, actual knowledge of the members of the board of directors of that party or any executive officer of that party with the title ranking not less than senior vice president.

(l)           Absence of Regulatory Actions. Since December 31, 2009, Dupont has not been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Regulator, and has not adopted any board resolutions at the request of any Government Regulator, or been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examination of Dupont.

(m)           Compliance with Laws. Dupont conducts its business in all material respects in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it. Dupont has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. Dupont has not been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Dupont.

(n)           Tax Matters.

(i)             Citizens, Dupont and Citizens’ other Subsidiaries have each filed with the appropriate governmental agencies all federal, state, and local income, franchise, excise, sales, use, real and personal property, withholding (of any nature), information reporting and other tax returns and reports required to be filed by them (collectively, “Taxes” and each separately, a “Tax”). Each such tax return or report is correct and complete in all material respects. Except as set forth in the Citizens/Dupont joint Disclosure Letter, neither Citizens, Dupont, nor any other Subsidiary of Citizens is (1) delinquent in the payment of any Taxes shown on such returns or reports or on any assessments received by it for such Taxes; (2) aware of any pending or threatened examination for Taxes for any year by the Internal Revenue Service (the “IRS”) or any state or local taxing agency; (3) subject to any agreement extending the period for assessment or collection of any Tax; or (4) a party to any action or proceeding with, nor has any claim been asserted against it by, any Governmental Entity for assessment or collection of Taxes.  None of the Tax returns of Citizens, Dupont or other Subsidiaries of Citizens has been audited by the IRS or any state tax agency for any period since the tax year ended 2009. Neither Citizens, Dupont nor any other Subsidiary of Citizens is, to the Knowledge of any of them, the subject of any threatened action or proceeding by any Governmental Entity for assessment or collection of Taxes.

(ii)             Dupont has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(iii)             Dupont has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of §6662 of the Internal Revenue Code of 1986, as amended (the “IRC”). Dupont has not been a member of an affiliated group filing a consolidated federal income tax return, other than a group the common parent of which is Citizens. Citizens has filed a consolidated federal income tax return with Dupont for the three taxable years preceding the current tax year.

(iv)             The Citizens/Dupont joint Disclosure Letter sets forth the following information with respect to Dupont as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing giving effect to the consummation of the transactions contemplated hereby): (A) the basis of Dupont in its assets; (B) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution allocable to Dupont; and (C) the amount of any deferred gain or loss allocable to Dupont arising out of any intercompany transaction.

(v)             The unpaid Taxes of Dupont (A) did not, as of September 30, 2011, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the September 30, 2011 balance sheet (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Dupont in filing its Tax returns. Since September 30, 2011, Dupont has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(vi)             Dupont will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(A)           change in method of accounting for a taxable period ending on or prior to the Closing Date;

(B)           ‘‘closing agreement’’ as described in §7121 of the IRC (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date;

(C)           intercompany transaction or excess loss account described in Treasury Regulations under §1502 of the IRC (or any corresponding or similar provision of state, local, or non-U.S. income Tax law);

(D)           installment sale or open transaction disposition made on or prior to the Closing Date; or

(E)           prepaid amount received on or prior to the Closing Date.

(vii)             Dupont has not distributed stock of another person, or had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by §355 or §361 of the IRC.

(viii)             Dupont is not or has not been a party to any ‘‘reportable transaction,’’ as defined in §6707A(c)(1) of the IRC and Reg. §1.6011-4(b).

(ix)             Dupont is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (A) any “excess parachute payment” within the meaning of § 280G of the IRC (or any corresponding provision of state or local law) or (B) any amount that will not be fully deductible as a result of § 162(m) of the IRC (or any corresponding provision of state or local law).

(o)           Agreements.

(i)             The Citizens/Dupont joint Disclosure Letter lists, and contains a complete and correct copy of, any contract, arrangement, commitment or understanding (whether written or oral) to which Dupont is a party or is bound:

(A)           with any executive officer or other key employee of Dupont, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Dupont of the nature contemplated by this Agreement;

(B)           with respect to the employment of any directors, officers, employees or consultants;

(C)           any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement;

(D)           containing covenants that limit the ability of Dupont to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, Dupont (including any successor thereof) may carry on its business (other than as may be required by law or any regulatory agency);

(E)           pursuant to which Dupont may become obligated to invest in or contribute capital to any entity;

(F)           that relates to borrowings of money (or guarantees thereof) by Dupont in excess of $25,000, other than reverse repurchase agreements, Fed Funds purchases from other financial institutions, and advances from the Federal Home Loan Bank of Indianapolis or the Federal Reserve Bank of St. Louis;

(G)           which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 annually; or

(H)           as to which Citizens or any of its Subsidiaries other than Dupont is also a party (“Intercompany Agreements”). All Intercompany Agreements are in compliance with Federal Reserve Act Section 23A and 23B, Federal Reserve Regulation W and all other applicable laws.

(ii)             Neither Citizens nor Dupont is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the Knowledge of Citizens and Dupont, no other party to any such agreement (excluding any loan or extension of credit made by Dupont) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Citizens or Dupont.

(iii)             Each arrangement of Dupont that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the IRC and any award thereunder, in each case that is subject to Section 409A of the IRC, complies as to form with Section 409A of the IRC and has been operated in compliance in all material respects with Section 409A of the IRC since January 1, 2005, the regulations issued thereunder and applicable guidance from the IRS.

(p)           Intellectual Property. Dupont owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. The Citizens/Dupont joint Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to Dupont for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that Dupont is licensed or authorized to use in its business, including without limitation any software licenses (other than licenses for commercially available, off-the-shelf or shrink-wrap software) (collectively, the “Intellectual Property.” With respect to each item of Intellectual Property owned by Dupont, Dupont possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that Dupont is licensed or authorized to use, to Dupont’s Knowledge, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect. Dupont has not received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that Dupont must license or refrain from using any intellectual property rights of a third party). To the Knowledge of Dupont, Dupont has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of Dupont.

(q)           Labor Matters. Dupont is in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Dupont is not and has never been a party to, and has not and never been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Dupont the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving Dupont pending or, to the knowledge of Dupont, threatened.

(r)           Employee Benefit Plans.

(i)             The Citizens/Dupont joint Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, restricted stock, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements, policies and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto, which are maintained by Dupont or to which Dupont is a party and which cover any present or former directors, officers or other employees of Dupont (hereinafter referred to collectively as the “Dupont Employee Plans”). Dupont has previously delivered or made available to River true and complete copies of each agreement, plan and other documents referenced in the Citizens/Dupont joint Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 or 5500-C filed with the IRS for the most recently completed year. There has been no announcement or commitment by Citizens or Dupont to create an additional Dupont Employee Plan, or to amend any Dupont Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such Dupont Employee Plan and except for matters expressly contemplated by Sections, 4.9(c), 4.9(d) and 4.9(e) of this Agreement.

(ii)             There is no pending or, to Dupont’s Knowledge, threatened, litigation, administrative action or proceeding relating to any Dupont Employee Plan. All of the Dupont Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. Neither Citizens nor Dupont has engaged in a “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the Dupont Employee Plans nor, to the Knowledge of Citizens or Dupont, has there occurred a “prohibited transaction” with respect to the Dupont Employee Plans, which is likely to result in the imposition of any penalties or taxes upon Dupont under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii)             No Dupont Employee Plan is or has been subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the IRC. Neither Dupont nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv)             Each Dupont Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “Dupont Qualified Plan”) has received a favorable determination or opinion letter from the IRS, and Dupont is not aware of any circumstances likely to result in revocation of any such favorable determination or opinion letter.

(v)             With respect to each Dupont Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) neither Dupont nor any entity that is considered one employer with Dupont under Section 4001(b)(1) of ERISA or Section 414 of the IRC (an “ERISA Affiliate”) has received any notification, nor has any Knowledge, that if Dupont or any of its ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on Dupont; and (B) neither Dupont nor any of its ERISA Affiliates has received any notification, nor has any reason to believe, that any Dupont Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(vi)             Dupont does not have any obligations for post-retirement or post-employment benefits under any Dupont Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vii)             Each Dupont Employee Plan, including without limitation the Citizens Union Bancorp of Shelbyville, Inc. Employee Stock Ownership Plan (with 401(k) Provisions) and Trust Agreement (the “Citizens ESOP”) in which Dupont’s employees are eligible to participate, is and at all times has been maintained, funded, operated and administered, and Dupont has performed all of its obligations under each Dupont Employee Plan, in each case in accordance with the terms of such Dupont Employee Plan and is in compliance in all material respects with all applicable laws, including ERISA and the IRC. Dupont has complied in all material respects with the provisions of the Consolidated Omnibus Budget Reconciliation Act, as amended (“COBRA”), the Health Insurance Portability and Accountability Act of 1996 and the

Family Medical Leave Act of 1993. All contributions required to be made to any Dupont Employee Plan by applicable law and the terms of such Dupont Employee Plan, and all premiums due or payable with respect to insurance policies funding any Dupont Employee Plan, for any period through the Closing Date, have been timely made or paid in full or, to the extent not required to be made or paid on or before the Closing Date, have been fully accrued for by Dupont. All returns, reports and filings required by any Governmental Entity or which must be furnished to any person with respect to each Dupont Employee Plan have been filed or furnished.

(s)           Properties.

(i)             A list and description of all real property owned or leased by Dupont (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer) (collectively, the “Real Property”), is set forth in the Citizens/Dupont joint Disclosure Letter. Dupont has good and marketable title to all Real Property owned by it, in each case free and clear of any Liens except (i) liens for taxes not yet due and payable, (ii) such easements, restrictions, encumbrances and imperfections of title, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby, and (iii) liens arising as a matter of law in the ordinary course of business as to which there is no known default. Each lease pursuant to which Dupont, as lessee, leases real or personal property is valid and in full force and effect and neither Dupont, nor, to Dupont’s Knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. A complete and correct copy of each such lease is attached as an exhibit to the Citizens/Dupont joint Disclosure Letter. All Real Property owned or leased by Dupont is in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and is considered by Dupont to be adequate for the current business of Dupont. To the Knowledge of Dupont, none of the buildings, structures or other improvements located on any Real Property owned or leased by Dupont encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii)             Dupont has good and marketable title to all tangible personal property owned by it, free and clear of all Liens, except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of Dupont that is leased rather than owned, Dupont is not in default under the terms of any such lease.

(t)           Fairness Opinion.  Citizens and Dupont have received the opinion of Professional Bank Services, Inc. to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Citizens as the sole holder of Dupont Common Stock.

(u)           Fees. Other than for financial advisory services performed for Citizens or Dupont by Professional Bank Services, Inc. pursuant to a written agreement dated April 14, 2010, a true and complete copy of which is attached as an exhibit to the Citizens/Dupont joint Disclosure Letter, neither Dupont nor any of its respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for Dupont in connection with this Agreement or the transactions contemplated hereby. The financial advisory fees payable to Professional Bank Services, Inc. shall be paid by Citizens.

(v)           Environmental Matters.

(i)             Each of Dupont and, to Dupont’s Knowledge, all properties in which Dupont holds a security interest (the “Loan Properties”) and all properties in which Dupont participates in managing (“Participation Facilities”), including as owner or operator of such property, are, and have been, in substantial compliance with all Environmental Laws. For purposes of this Section 2.2(v), “Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect. For purposes of this Section 2.2(v), “Hazardous Material” means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

(ii)             There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of Dupont, threatened, before any court, governmental agency or board or other forum against Dupont or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Dupont or any Participation Facility.

(iii)             To Dupont’s Knowledge, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or Dupont in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv)             Dupont has not received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v)             To Dupont’s Knowledge, there are no underground storage tanks at any properties owned or operated by Dupont or any Participation Facility. Neither Dupont nor, to the Knowledge of Dupont, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by Dupont or any Participation Facility.

(vi)             During the period of (A) Dupont’s ownership or operation of any Real Property or (B) Dupont’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. Before the period of (A) Dupont’s ownership or operation of any of its Real Property or (B) Dupont’s participation in the management of any Participation Facility, to Dupont’s Knowledge, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(w)           Loan Portfolio.

(i)             With respect to each Loan owned by Dupont in whole or in part:

(A)           to the Knowledge of Dupont, the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

(B)           neither Dupont nor any prior holder of a Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents, except in each case as otherwise disclosed by documents in the applicable Loan file;

(C)           Dupont is the sole holder of legal and beneficial title to each Loan (or Dupont’s applicable participation interest), except as otherwise referenced on the books and records of Dupont;

(D)           the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E)           with respect to a Loan held in the form of a participation, to the Knowledge of Dupont, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii)             Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor Dupont’s practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Board of Governors of the Federal Reserve System (the “FRB”), the Community Reinvestment Act, as amended (the “CRA”), the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii)           The allowance for loan losses reflected in Dupont’s balance sheet at December 31, 2010 was, and the allowance for loan losses shown on the balance sheets in Dupont’s Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP. Dupont has provided to River a copy of Dupont’s calculation of its allowance for loan losses as of September 30, 2011.

(x)           Material Interests of Certain Persons. No current or former officer or director of Citizens, Dupont, or any of Citizens’ other Subsidiaries, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Dupont, except for deposit or loan relationships entered into in the ordinary course of Dupont’s business, and except as otherwise disclosed in the Citizens/Dupont joint Disclosure Letter.

(y)           Insurance. Dupont is presently insured for amounts deemed reasonable by Dupont’s management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The Citizens/Dupont joint Disclosure Letter contains a list of all policies of insurance carried and owned by Dupont showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by Dupont are in full force and effect, Dupont is not in default thereunder, all premiums and other payments due under any such policy have been paid, and all material claims thereunder have been filed in due and timely fashion.

(z)           Investment Securities; Derivatives.

(i)           The Citizens/Dupont joint Disclosure Letter contains a complete and accurate list of Dupont’s investment securities portfolio as of the most recent practicable date before the date of this Agreement, identifying each security by issuer name and CUSIP number and setting forth the cost basis, par value, book value and fair market value of each security.

(ii)           Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by Dupont is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(iii)           Dupont is not a party to and has not agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(iv)           Dupont has no trust preferred securities in its investment portfolio.

(aa)           Indemnification. Except as provided in the charter or by-laws of Dupont, Dupont is not a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of Dupont and, to the Knowledge of Dupont, there are no claims for which any such person would be entitled to indemnification under the charter or by-laws of Dupont, under any applicable law or regulation or under any indemnification agreement.

(bb)           Corporate Documents and Records. The Citizens/Dupont joint Disclosure Letter includes a complete and correct copy of the articles of incorporation and by-laws of Dupont as in effect as of the date of this Agreement. Dupont is not in violation of its articles of incorporation or by-laws. The minute books of Dupont constitute a complete and correct record of all actions taken by its board of directors (and each committee thereof) and its shareholders. Dupont maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(cc)           Dupont Information. The information supplied, or to be supplied, by Citizens and/or Dupont for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by the Agreement shall be accurate in all material respects.

(dd)           CRA, Anti-Money Laundering, OFAC and Customer Information Security. Dupont has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA. Dupont is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause it: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”, (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Dupont.

(ee)           Tax Treatment of the Merger. Neither Citizens nor Dupont has any knowledge of any fact or circumstance relating to it that would prevent the Merger contemplated by this Agreement from qualifying as a reorganization under Section 368(a)(1)(A) of the IRC.

(ff)           Fiduciary Accounts. Dupont has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Dupont, nor any of its respective directors, officers or employees, has committed any breach of trust to Dupont’s Knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

2.3 Representations and Warranties of RVB and River.  RVB and River, jointly and severally, represent and warrant to Citizens and Dupont that, except as set forth in the RVB/River joint Disclosure Letter:

(a)           Organization and Qualification.

(i)             River is a savings association duly organized and validly existing under the laws of the United States. River has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. River is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary. River’s deposits are insured by the FDIC to the fullest extent permitted by law. River is a member in good standing of the Federal Home Loan Bank of Indianapolis. River engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations of the OCC, as successor to the Office of Thrift Supervision (the “OTS”), promulgated thereunder.

(ii)             RVB is a corporation organized and validly existing under the laws of the State of Indiana and is registered as a savings and loan holding company under the HOLA.

(b)           Authority. RVB and River each has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the board of directors of each of RVB and River, and no other corporate proceedings on the part of RVB or River are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, other than approval and adoption of this Agreement by the affirmative vote of RVB, as sole shareholder of River. This Agreement has been duly and validly executed and delivered by RVB and River and constitutes a valid and binding obligation of RVB and River, enforceable against RVB and River in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(c)           No Violations. The execution, delivery and performance of this Agreement by RVB and River do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which RVB or River (or any of their respective properties) is subject, (ii) violate the articles of incorporation, charter or bylaws of RVB or River, or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of RVB or River under any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which RVB or River is a party, or to which any of their respective properties or assets may be subject except, in the case of (i) and (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on River.

(d)           Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by RVB and River of this Agreement or the consummation by River of the Merger and the other transactions contemplated by this Agreement, except for filings of applications and notices with, receipt of approvals or non-objections from, and expiration of the related waiting period required by, federal and state banking authorities. As of the date hereof, neither RVB nor River knows of no reason pertaining to RVB or River why any of the approvals referred to in this Section 2.3(d) should not be obtained without the imposition of any material condition or restriction described in Section 5.1(c).

(e)           Financial Statements. River has previously made available to Dupont copies of (i)  the consolidated balance sheets of RVB and its Subsidiaries as of December 31, 2009 and 2010 and related consolidated statements of income, cash flows and changes in equity for each of the years in the two-year period ended December 31, 2010, together with the notes thereto, accompanied by the audit report of its registered public accounting firm, as reported in the Annual Report on Form 10-K of RVB for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission (the “SEC”), and (ii) the unaudited consolidated balance sheet of RVB and its Subsidiaries as of September 30, 2011, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the nine months ended September 30, 2011, as reported in RVB’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 filed with the SEC. Such financial statements were prepared from the books and records of RVB and its Subsidiaries, or fairly present the consolidated financial position of RVB and its Subsidiaries, in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of RVB and its Subsidiaries, for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes to the extent permitted under applicable regulations. The books and records of RVB and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(f)           Undisclosed Liabilities. Neither River nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of RVB as of September 30, 2011, as included in RVB’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, except for (i) liabilities incurred since September 30, 2011 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on River and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(g)           River or RVB Information. The information supplied, or to be supplied, by River or RVB for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by the Agreement shall be accurate in all material respects.

(h)           Tax Treatment of the Merger. River and RVB have no knowledge of any fact or circumstance relating to it that would prevent the Merger contemplated by this Agreement from qualifying as a reorganization under Section 368(a)(1)(A) of the IRC.

(i)           Availability of Funds. River has and will have available to it at the Effective Time, sources of capital sufficient to pay the aggregate Merger Consideration.

ARTICLE III

CONDUCT PENDING THE MERGER

3.1 Forbearances by Dupont. Except as expressly contemplated or permitted by this Agreement or except as set forth in the Citizens/Dupont joint Disclosure Letter, during the period from the date of this Agreement to the Effective Time, Dupont shall not, nor shall Citizens permit Dupont to, without the prior written consent of River which can be provided electronically, which consent shall not be unreasonably withheld, denied or delayed:

(a)           conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to maintain and preserve intact its business organization, properties, leases, and employees and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)           (1)           incur, modify, extend or renegotiate other than in the ordinary and usual course of business any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation becomeresponsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice, (B) overnight advances from the Federal Home Loan Bank of Indianapolis or from the Federal Reserve Bank of St. Louis, and (C) reverse repurchase agreements;

(ii)             prepay any indebtedness or other similar arrangements so as to cause Dupont to incur any prepayment penalty thereunder;

(c)           (i)           adjust, split, combine or reclassify any capital stock;

(ii)             make, declare or pay any dividend or any other distribution on its capital stock;

(iii)             grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(iv)             issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock; or

(v)             directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d)           sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(e)           make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(f)           enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $40,000 per annum and other than contracts or agreements covered by Section 3.1(g);

(g)           make, renegotiate, renew, increase, extend, modify, purchase or sell any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed an aggregate of $250,000 with respect to any individual borrower, or (ii) loans or advances as to which Dupont has a binding obligation to make such loans or advances as of the date hereof;

(h)           make, renegotiate, renew, increase, extend, modify, purchase or sell any construction and development loan or any participation loan with a principal balance greater than $250,000;

(i)           make, renegotiate, renew, increase, extend or modify any loan or other extension of credit, or commit to make, renegotiate, renew, increase, extend or modify any such loan or extension of credit, to any director or executive officer of Citizens or Dupont, or any entity controlled, directly or indirectly, by any of the foregoing;

(j)           (i)           increase in any manner the compensation or fringe benefits of any ofits employees or directors other than in the ordinary course of business consistentwith past practice and pursuant to written policies currently in effect, or pay anybonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors, except for the payment of retention bonuses not to exceed an aggregate of $15,000 to key employees of Dupont who are not parties to change in control agreements (with the identity of such employees, the amounts payable to them, and the terms and conditions of payment to be mutually agreed to by River and Dupont) designed to encourage those individuals to remain employees of Dupont until the Closing Date;

(ii)             become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director other than as contemplated by Sections 4.9(c), 4.9(d) and 4.9(e) hereof; or

(iii)             elect to any senior executive office any person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its board of directors any person who is not a member of its board of directors as of the date of this Agreement, or hire any employee with annual compensation in excess of $30,000;

(k)           settle any claim, action or proceeding involving payment by it of money damages in excess of $20,000 or impose any material restriction on its operations;

(l)           amend its articles of incorporation or by-laws, or similar governing documents;

(m)           restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

(n)           make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than investments which comply with Dupont's investment policy;

(o)           make any capital expenditures greater than $50,000 other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

(p)           establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(q)           cause the ratio of its allowance for loan and lease losses to total loans to be less than 1.75;

(r)           other than in the ordinary and usual course of business, engage in any transactions with Citizens, except as expressly provided for in this Agreement or engage in any transactions with any Subsidiary or affiliate of Citizens;

(s)           take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time before the Effective Time, or in any of the conditions to the Merger set forth in Article V not being satisfied or in a violation of any provision of this Agreement;

(t)           implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(u)           knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the IRC;

(v)           agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 3.1; or

(w)           take title to any REO (other than single family residential properties or agricultural farm loans which have no indication of environmental issues) without first ordering a Phase One assessment and presenting that to River for its review and evaluation, unless Phase One assessments have previously been obtained with respect to such property (in which case such Phase One assessment shall be provided to River for its review and evaluation).

Any request by Dupont or response thereto by River shall be made in accordance with the notice provisions of Section 7.5 and shall note that it is a request pursuant to this Section 3.1.

3.2 Forbearances by River. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, River shall not, nor shall RVB permit River or any of its other Subsidiaries to, without the prior written consent of Dupont, which shall not unreasonably be withheld, denied or delayed:

(a)           take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)           take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time before the Effective Time, or in any of the conditions to the Merger set forth in Article V not being satisfied or in a violation of any provision of this Agreement;

(c)           knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the IRC; or

(d)           agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 3.2.

ARTICLE IV

COVENANTS

4.1 Acquisition Proposals.

(a)           Except as permitted by this Agreement, Citizens and Dupont each shall not, and shall not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by Citizens or Dupont to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (a) any merger, consolidation, share exchange, business combination, or other similar transaction involving Dupont; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of Dupont’s consolidated assets in a single transaction or a series of transactions, or (c) any purchase offer, tender offer or exchange offer for 25% or more of the outstanding shares of Dupont Common Stock (an “Acquisition Proposal”), (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than River or RVB), regarding an Acquisition Proposal, or (iii) enter into or consummate any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby.  Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of Citizens or Dupont or any investment banker, financial advisor, attorney, accountant or other representative retained by Citizens or Dupont shall be deemed to be a breach of this Section 4.1 by Citizens and Dupont.

(b)           Notwithstanding the provisions of Section 4.1(a), if, after the date of this Agreement, Citizens' Board of Directors (the "Citizens Board") or Dupont's Board of Directors (the "Dupont Board") receives an unsolicited Acquisition Proposal (which Acquisition Proposal in the good faith judgment of Citizens’ Board, after consultation with its outside legal counsel and its financial advisors, is, or is reasonably likely to result in, a Superior Proposal) from any person and the Citizens Board reasonably concludes that the failure to engage in discussions or negotiations with such person would be inconsistent with the Citizens Board's fiduciary duties under applicable law, then (i) Dupont, the Citizens Board and any attorney, accountant, investment bank or other advisor retained by Citizens may, directly or indirectly, provide access to or furnish or cause to be furnished information concerning the business, properties or assets of Dupont to such person pursuant to an appropriate confidentiality agreement containing terms no more favorable to such person as the confidentiality agreement then binding River and RVB, and (ii) Dupont or the Citizens Board and any attorney, accountant, investment banker or other advisor retained by Citizens may participate in and engage in discussions and negotiations with such person regarding such Acquisition Proposal.  In the event that, after the date of this Agreement, the Dupont or Citizens Board receives an unsolicited Acquisition Proposal and the Citizens Board determines in its good faith judgment, after consultation with its outside legal counsel, that such Acquisition Proposal is a Superior Proposal, the Dupont Board may do any or all of the following: (x) withdraw, modify or change the Dupont Board's approval or recommendation of this Agreement or the Merger; (y) approve or recommend to the shareholder of Dupont such Superior Proposal; and/or (z) terminate this Agreement; provided, however, that the Dupont Board shall not take any of the actions referred to in clauses (x), (y) or (z) unless all of the following conditions are satisfied: (1) prior to taking any such action, Citizens has paid the amounts referred to in Section 7.4 to RVB in immediately available funds; (2) prior to taking any such action, the Dupont Board has, in the reasonable exercise of its fiduciary duty under applicable law, approved and recommended the approval of such Superior Proposal by the Dupont shareholder; and (3) the Dupont Board has given to RVB at least three (3) business days prior to taking any of the actions referred to in clauses (x) or (y), written notice that such actions are to be taken, which notice shall specify the material aspects of the actions to be taken.  For purposes of this Agreement, a "Superior Proposal" means an Acquisition Proposal that is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal, and if consummated, is reasonably likely to result in a transaction materially more favorable to the shareholder of Dupont from a financial point of view than the transaction contemplated by this Agreement.

(c)           Dupont and Citizens agree that they will notify River and RVB immediately if any inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives in connection with an Acquisition Proposal.  Dupont and Citizens will promptly (within three (3) business days) advise RVB and River following receipt of any proposal for an Acquisition Proposal and the substance thereof and keep RVB and River apprised of any related developments, discussions and negotiations (including the terms and conditions of the proposal) on a current basis.  Dupont and Citizens shall give written notice to RVB and River at least three (3) business days in advance of signing any definitive agreement with a person (other than RVB and River) in contemplation of a Superior Proposal.

(d)           Citizens and Dupont will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted before the date of this Agreement with respect to any of the foregoing. Citizens and Dupont will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of Section 4.1(a) of the obligations undertaken in this Section 4.1. As soon as practicable after the date of this Agreement, Citizens and Dupont will request each person (other than River or RVB) that has executed a confidentiality agreement in the twelve (12) months before the date hereof in connection with its consideration of a business combination with Dupont to return or destroy all confidential information previously furnished to such person by or on behalf of Citizens and Dupont. Neither Citizens nor Dupont shall release any third party from, or waive any provisions of, any confidentiality agreement to which it is a party.

4.2 Advice of Changes.  Before the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has Knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

4.3 Access and Information.

(a)           Upon reasonable notice, Citizens and Dupont shall afford River and RVB and its representatives (including, without limitation, directors, officers and employees of River and its affiliates and counsel, accountants and other professionals retained by River and RVB) such reasonable access during normal business hours throughout the period before the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information relating to Dupont as River or RVB may reasonably request; provided, however, that no investigation pursuant to this Section 4.3 shall affect or be deemed to modify any representation or warranty made by Citizens and Dupont in this Agreement.

(b)           From the date hereof until the Effective Time, Dupont shall promptly provide River with (i) a copy of each report filed with federal or state banking regulators by Dupont, (ii) a copy of each periodic report to Dupont’s senior management and all materials relating to its business or operations furnished to its board of directors, (iii) a copy of each press release made available to the public, and (iv) all other information concerning its business, properties and personnel as River may reasonably request. Notwithstanding the foregoing, neither Citizens nor Dupont shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity’s customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into before the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(c)           River shall not, and shall cause its representatives not to, use any information obtained pursuant to this Section 4.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, River and RVB will keep confidential, and will cause their respective representatives to keep confidential, all information and documents obtained pursuant to this Section 4.3 unless such information (i) was already known to River, RVB, or an affiliate of River or of RVB, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to River, RVB, or an affiliate of River or RVB from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of Citizens or Dupont, or (iv) is or becomes readily ascertainable from published information or trade sources.

(d)           Dupont shall give notice to a designee of River and shall invite such person to attend all regular and special meetings of the board of directors of Dupont and all regular and special meetings of any senior management committee (including but not limited to the executive committee, audit committee, investment committee, and loan committee of Dupont) of Dupont. Such designees shall have no right to vote and shall not attend sessions of board of directors and committees during which there is being discussed (i) matters involving this Agreement (including any Acquisition Proposal) and the transactions and matters contemplated herein, (ii) information or material that Dupont or Citizens is required or obligated to, in the reasonable opinion of counsel to Dupont, maintain as confidential under applicable laws or regulations or policies or procedures of Dupont or Citizens, or (iii) pending or threatened litigation or investigations if, in the reasonable opinion of counsel to Dupont, the presence of such designees would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.

4.4 Applications; Consents.

(a)           The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. River and Dupont shall furnish each other with all information concerning themselves, and their respective directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of River or Dupont to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Merger Agreement. River and Dupont shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to River and Dupont, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 4.4(a).

(b)           As soon as practicable after the date hereof, each of the parties hereto shall use its commercially reasonable efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement and the Merger Agreement.

4.5 Additional Agreements.Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings and obtaining any required contractual consents and regulatory approvals.

4.6 Publicity.  The initial press release announcing this Agreement shall be a joint press release and thereafter RVB, River, Citizens and Dupont shall consult with each other before issuing any press releases or otherwise making public statements (including any written communications to shareholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity; provided, however, that nothing in this Section 4.6 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

4.7 Shareholder Approvals.  Dupont will submit to its sole shareholder this Agreement, the Merger Agreement, and the Merger. Dupont’s board of directors shall recommend to Citizens the approval of this Agreement, the Merger Agreement and the Merger. River shall submit to its sole shareholder this Agreement, the Merger Agreement, and the Merger. River’s board of directors shall recommend to RVB the approval of this Agreement, the Merger Agreement and the Merger.

4.8 Notification of Certain Matters.

(a)           Each party shall give prompt notice to the other of any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect.

(b)           From the date hereof through the Effective Time, each party shall keep the other parties advised with respect to any and all regulatory matters or proceedings affecting such party and shall promptly forward to the other parties copies of all correspondence, notices, orders, memoranda or other written material received from any Governmental Entity (to the extent not prohibited by law) and shall provide those parties full access to its regulatory files to the extent not prohibited by law.

(c)           From the date hereof through the Effective Time, Dupont shall keep River advised of any termination of employment, whether voluntary or involuntary, of any of Dupont’s officers or heads of departments.

4.9 Employee Benefit Matters.

(a)           All persons who are employees of Dupont immediately before the Effective Time and whose employment is not specifically terminated at or before the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become employees of River; provided, however, that in no event shall any employee of Dupont became an officer of River, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of River. All of the Continuing Employees shall be employed at the will of River and no contractual right to employment shall inure to such employees because of this Agreement.

(b)           Each Continuing Employee shall be treated as a new employee of River for purposes of participation in River’s Employee Stock Ownership Plan, the River Valley Financial Bank 401(k) Savings Plan (the “River 401(k) Plan”) and River’s Pentegra Defined Benefit Plan. Continuing Employees who become participants in a River compensation and benefit plan (including without limitation the foregoing plans) shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes), be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of Dupont before the Effective Time. This Agreement shall not be construed to limit the ability of River to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as it deems appropriate, including altering or terminating such programs. As of the Effective Time, River shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to similarly situated River employees (subject to satisfaction of pre-existing limitations determined at the effective date of their participation in Dupont’s group plan).

(c)           Citizens ESOP. Before the Closing Date, the Citizens ESOP shall be amended to cause Dupont to no longer be a participating employer in the Citizens ESOP as of the Effective Time. All contributions by Dupont to the Citizens ESOP shall be discontinued as of the Effective Time. To the extent permitted by the Citizens ESOP and applicable law, the account balance of each participant in the Citizens ESOP shall be held and remain under the Citizens ESOP and shall be payable at the time(s) and in the form(s) provided for under that plan. Dupont shall be responsible for the withdrawal of Dupont from the Citizens ESOP and for making any required or appropriate application to the IRS for a determination letter to the effect that the withdrawal does not adversely affect the tax-qualified status of such plan. Dupont shall make contributions to the Citizens ESOP through its date of termination at the same rate it made contributions to the Citizens ESOP for the 2010 plan year. Continuing Employees who become participants in the River 401(k) Plan shall be permitted to roll over distributions (excluding loans) from the Citizens ESOP to individual retirement accounts.

(d)           Group Insurance. On or before the Effective Time, Dupont shall terminate its participation in the group insurance program of Citizens for health, life, dental, accidental, death and dismemberment, and disability insurance, subject to the liability of Dupont and its successor under federal law to make continuation coverage as to the group health and dental programs available to covered employees and directors who separate from service on or before such Effective Time and their covered spouses and dependents at the cost of such beneficiaries.

(e)           Flexible Benefits. Dupont has a Flexible Benefits Plan under §125 of the IRC. Dupont agrees to terminate its participation in that plan on or before December 31, 2011.

(f)           Severance Benefits. All employees of Dupont, except any employee who is a party to a change in control agreement or other severance arrangement, who are terminated by River on or before the Effective Time or who are terminated within six (6) months following the Closing Date (other than for Cause) shall receive from the Surviving Bank a severance payment equal to one week of “base compensation” for each year of service, up to a maximum of twenty (20) weeks of base compensation. Voluntary termination following a reduction in “base compensation” by more than ten percent (10%) or as a result of a change in position for which the employee is unqualified to perform services shall be deemed an involuntary termination that would entitle an employee to the severance payment as contemplated by this subsection. “Cause” shall mean a good faith finding by River of:

(i)             a conviction of the employee of, or a plea of guilty or nolo contendere by the employee to, any felony;

(ii)             a material violation by the employee of federal or state laws or any other laws involving moral turpitude, as determined by a court or other governmental body of competent jurisdiction;

(iii)             willful misconduct or gross negligence by the employee;

(iv)             a material violation by the employee of any River policy or procedure, as currently existing or as may be implemented in the future and provided to the employee; or

(v)             fraud, embezzlement, theft or material dishonesty by the employee against River or any customer or vendor thereof.

“Base compensation” shall mean:

(i)             For salaried employees, the employee’s annual base salary at the rate in effect on his or her termination date or, if greater, the rate in effect on the date immediately preceding the Closing Date.

(ii)             For employees whose compensation is determined in whole or in part on the basis of commission income, the employee’s annual base salary at the rate in effect on his or her termination date (or, if greater, the rate in effect on the date immediately preceding the Closing Date), if any, plus the commissions earned by the employee in the twelve (12) full calendar months preceding his or her termination date (or, if greater, the commissions earned in the twelve (12) full calendar months immediately preceding the Closing Date).

(iii)             For hourly employees, the employee’s total hourly wages for the twelve (12) calendar months preceding his or her termination date or, if greater, the twelve (12) full calendar months preceding the Closing Date.

(g)           Accrued Personal Days, Sick Pay and Vacation Pay. All unpaid personal and sick time and vacation time accumulated by Dupont’s employees who are employed on the Closing Date shall be credited to Continuing Employees under River’s personal and sick time and vacation time policies.

4.10 Indemnification.

(a)           From and after the Effective Time through the sixth anniversary of the Effective Time, River agrees to indemnify and hold harmless each present and former director and officer of Dupont (each, an “Indemnified Party”), against any costs or expenses

(including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed before, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to the Indiana Act.

(b)           Any Indemnified Party wishing to claim indemnification under Section 4.10(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify River thereof, but the failure to so notify shall not relieve River of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice River.

(c)           River shall use its reasonable best efforts to maintain Dupont’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by Dupont’s existing policy, including River’s existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of three (3) years after the Effective Time; provided, however, that in no event shall River be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 4.10(c), an amount per annum in excess of 150% of the amount of the annual premiums paid by Dupont as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, River shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

(d)           If River or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of River assume the obligations set forth in this Section 4.10.

(e)           The provisions of this Section 4.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

4.11 Voting Agreement of Citizens.

(a)           Subject to the terms of this Agreement, including without limitation Section 4.1, and subject to the Citizens Board not having determined the existence of a Superior Proposal, while this Agreement is in effect, Citizens:

(i)             shall not, directly or indirectly, (x) sell or otherwise dispose of or encumber before the Effective Time any shares of Dupont Common Stock or (y) deposit any shares of Dupont Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Dupont Common Stock or grant any proxy or power of attorney with respect thereto, other than to the board of directors of Dupont, or a committee thereof, for the purpose of voting in favor of the approval of this Agreement, the Merger Agreement and the Merger. Citizens hereby revokes all other proxies or powers of attorney that it may have previously appointed or granted, and no subsequent proxy or power of attorney shall be appointed or granted (and if appointed or granted, shall be null and void ab initio) except as permitted by this Section 4.11.

(ii)             shall vote, or cause to be voted, all shares of Dupont Common Stock that Citizens shall be entitled to vote (x) in favor of the approval of this Agreement, the Merger Agreement and the Merger and (y) against any Acquisition Proposal and against any other proposal for action or agreement intended, or would reasonably be expected, to impede, interfere with, delay, postpone or adversely affect the consummation of the transactions contemplated by this Agreement.

(iii)             waives and shall refrain from exercising all rights it might otherwise have to demand payment of the fair or appraised value of the shares of Dupont Common Stock owned by it under the dissenting share provisions of the Indiana Act.

(b)           Citizens acknowledges and agrees that any remedy at law for breach of the provisions of this Section 4.11 shall be inadequate and that, in addition to any other relief which may be available, River shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

4.12 Noncompetition by Citizens.  For two (2) years from the Effective Time (the “Noncompete Period”), neither Citizens nor any of its Subsidiaries shall, without the prior written consent of River, directly or indirectly, whether or not for compensation, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, a savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, credit union, mortgage company or similar type financial institution (including, without limitation, a de novo financial institution in its organizational phase), or any branch office or direct or indirect subsidiary or affiliate of such entity, within any county in the state of Indiana in which the Surviving Bank operates an office (the “Noncompete Area”), provided, however, that Citizens may purchase or otherwise acquire up to (but not more than) five percent (5%) of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise).  Citizens agrees that this covenant is reasonable with respect to its duration, geographical area, and scope. In the event of a breach by Citizens of this Section 4.12, the term of such covenant will be extended by the period of the duration of such breach.

4.13 Environmental Site Assessments.  River, in its sole reasonable discretion, shall be entitled to obtain from a qualified person one or more Environmental Site Assessments of any and all of the Real Property (the “Assessment”), for purposes of verifying the accuracy of the representations contained in Section 2.2(v) of this Agreement, and Dupont shall provide access therefor. The costs of any such phase one Assessment shall be borne 100% by River, and the cost of any phase two Assessment shall be borne 50% by River and 50% by Dupont.

4.14 Intercompany Payables/Receivables; Intercompany Agreements.  As of the Effective Time, any payables and receivables of Dupont with respect to Citizens or its other Subsidiaries (“Intercompany Payables/Receivables”) accrued as of the Closing Date, including all current tax receivables or payables accrued by Dupont as of the Effective Time, will be settled in cash, and written documentation evidencing such settlement shall be provided to the parties. All tax accruals and tax allocations and apportionments shall apply methodologies consistent with past practices. As of the Effective Time, Intercompany Agreements, including, without limitation, any tax allocation or cost sharing agreements, shall be terminated as it relates to Dupont.

4.15 Accruals for Loan Loss Reserve and Expenses.

(a)           Prior to the Effective Time, Dupont shall make, consistent with GAAP and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as Dupont shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b)           Dupont recognizes that River may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), from and after the date hereof Dupont shall consult and cooperate in good faith with River with respect to conforming the loan and accounting policies and practices of Dupont to those policies and practices of River for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from River to Dupont based upon such consultation and subject to the conditions in Section 4.15(d).

(c)           Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), Dupont shall consult and cooperate in good faith with River with respect to determining, as reasonably specified in a written notice from River to Dupont, based upon such consultation and subject to the conditions in Section 4.15(d), the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of Dupont’s expenses of the Merger.

(d)           Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), Dupont shall consult and cooperate in good faith to (i) make such conforming entries to conform the loan and accounting policies and practices of

Dupont to the policies and practices of River as contemplated in Section 4.15(b) above and (ii) recognize Dupont’s expenses of the Merger for financial accounting and/or income tax reporting purposes at such times as are reasonably requested in writing by River as contemplated in Section 4.15(c) above, but in no event prior to the 5th day next preceding the Closing Date and only after River acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and certifies to Dupont and Citizens, as applicable, that River will at the Effective Time deliver to Dupont the certificate contemplated by Section 5.2(c) and deliver to Citizens the Merger Consideration.

(e)           Notwithstanding the foregoing, (i) Dupont’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken on account of Section 4.15(d), and (ii) Dupont shall not be required to undertake any such modifications or changes if such action would adversely affect the financial impact of the transactions contemplated herein as the same relate to Citizens.

4.16 Title Insurance and Surveys.  Dupont has delivered to River copies of its most recent owner’s closing title insurance binder or abstract and surveys on each parcel of Real Property described in the Disclosure Letter (other than REO), or such other evidence of title reasonably acceptable to Dupont.  Dupont will also provide to River upon request any updates or new policies, abstracts or surveys on any such real estate as River shall reasonably request.  River shall make any such requests for new policies, abstracts or surveys within 20 days after the date hereof, and agrees to pay the costs of any such policies, abstracts or surveys so requested.

4.17 Core Data Processing Systems Integration.  As of or prior to the Effective Time, (a) Citizens and the Dupont shall take all actions necessary to terminate, solely with respect to Dupont, and without payment of any premium or penalty in connection therewith, the Master Data Processing Services Agreement between Q2 Software, Inc. and Citizens dated January 30, 2006, as amended, and the related Master License for Q2 Software between Q2 Software and Citizens dated February 24, 2006, as amended. River shall, as of the Effective Time, include Dupont’s operations under its existing data processing arrangements.

4.18 Internal Controls.

(a)           Between the date of this Agreement and the Effective Time, Dupont shall maintain controls and procedures that are effective to ensure that material information relating to Dupont is made known to the President and Chief Executive Officer and Chief Financial Officer of Dupont to permit Dupont to record, process, summarize and report financial data in a timely and accurate matter; (ii) such officers shall promptly disclose to Dupont’s auditors and audit committee any significant deficiencies in the design or operation of internal controls which could adversely affect Dupont’s ability to record, process, summarize and report financial data, any material weaknesses identified in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in Dupont’s internal controls; and (iii) Dupont shall take appropriate corrective actions to address any such significant deficiencies or material weaknesses identified in the internal controls.

(b)           Between the date of this Agreement and the Effective Time, Dupont shall, upon reasonable notice during normal business hours, permit representatives of River to meet with officers of Dupont to discuss the integration, as of the Effective Time, of appropriate disclosure controls and procedures and internal control over financial reporting relating to Dupont’s operations with the controls and procedures and internal control over financial reporting of River for purposes of assisting River in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 following the Effective Time. Dupont shall cause its employees and accountants to fully cooperate with River, at River's sole expense, in the preparation, documentation, review, testing and all other actions River deems reasonably necessary to satisfy the Sarbanes-Oxley Act of 2002.

4.19 Data Conversion.   From and after the date of this Agreement, Dupont and River agree to fully cooperate with and assist one another in connection with the transition and conversion of Dupont's data processing files to the data processing platform of River, which transition and conversion shall be at River's sole expense.  Dupont and River shall, and shall cause their respective data processing vendors, to cooperate in such transition and conversion.

4.20 Audited Financial Statements.  If RVB concludes that it is required to file separate Dupont audited financial statements with a Form 8-K prepared to announce the closing of the Merger, the independent public accountants for Dupont, BKD, LLP, shall deliver to RVB audited financial statements, including a balance sheet, income statement, cash flow statement and changes in stockholders’ equity of Dupont prepared as of December 31, 2011, and for the year ended December 31, 2011, no later than the later of the Closing Date or May 31, 2012. The cost of such separate audited financials shall be paid by RVB and RVB agrees to notify Dupont about whether or not such audit will be required as soon as practicable following December 31, 2011. Since BKD, LLP audits both Citizens and RVB, BKD, LLP’s Indianapolis office shall assist in organizing the individual audit of Dupont and shall work with Dupont’s BKD, LLP auditors to allocate a reasonable portion of the cost of the complete Citizens audit to the separate audit of Dupont’s financial statements.

ARTICLE V

CONDITIONS TO CONSUMMATION

5.1 Conditions to Each Party’s Obligations.  The respective obligations of each party to consummate the transactions provided for by this Agreement are subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a)           Shareholder Approvals. Citizens shall have approved this Agreement, the Merger Agreement, and the Merger as sole shareholder of Dupont. RVB shall have approved this Agreement, the Merger Agreement and the Merger as sole shareholder of Dupont.

(b)           Consents. All material consents, approvals and waivers from third parties (other than Governmental Entities) necessary to permit the transactions contemplated by this Agreement shall have been obtained or provided for.

(c)           Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to RVB and River of the transactions contemplated hereby that, had such condition or requirement been known, RVB or River would not, in their reasonable judgment, have entered into this Agreement.

(d)           No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

5.2 Conditions to the Obligations of Citizens and Dupont.  The obligations of Citizens and Dupont to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Dupont:

(a)           RVB’s and River’s Representations and Warranties. Each of the representations and warranties of RVB and River contained in this Agreement and in any certificate or other writing delivered by RVB and River pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date and except for those breaches which individually or in the aggregate do not or would not be reasonably likely to have a Material Adverse Effect on River and its Subsidiaries, taken as a whole.

(b)           Performance of RVB’s and River’s Obligations. RVB and River shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Effective Time.

(c)           Officers’ Certificate. Dupont shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of RVB and River to the effect that the conditions set forth in Sections 5.2(a) and 5.2(b) have been satisfied.

(d)           No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to River.

(e)           Opinion of Counsel. Citizens and Dupont shall have received the opinion of Barnes & Thornburg, counsel to RVB and River, in form and content reasonably satisfactory to Dupont, to the effect that:

(i)             RVB is a corporation duly organized and validly existing under the laws of Indiana, and has full corporate power and governmental authority to own its properties and to carry on its business as now conducted and is duly qualified to conduct a business as a bank, in each of the jurisdictions in which the ownership or leasing of its properties or the conduct of its business requires such qualification;

(ii)             River is a savings bank duly organized and validly existing under federal law and has full corporate power and governmental authority to own its properties and to carry on its business as now conducted;

(iii)             the consummation of the Merger and the execution and delivery of this Agreement will not constitute or cause a breach or violation of the Articles of Incorporation, Charter or Bylaws of RVB or River nor will it violate or result in a breach of, or constitute a default under, any term or provision of any material instrument, contract, or agreement known to such counsel to which River or RVB is a party or to which it is bound or to which its property is subject; any order, judgment or decree known to such counsel and applicable to River or RVB; or any law, rule or regulation applicable to River or RVB;

(iv)             all approvals of and filings with any court, governmental authority or administrative agency which are necessary to authorize the execution and delivery of this Agreement by RVB and River or the consummation by RVB and/or River, of the transactions contemplated hereby have been made, obtained or issued;

(v)             this Agreement has been duly authorized, executed and delivered, and constitutes the valid and binding and enforceable obligations of RVB and River, except as such enforcement may be limited by equitable principles of law and by applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws; and

(vi)             the Merger has been duly approved by the sole shareholder of River.

The foregoing opinion of counsel may rely on appropriate certificates of governmental officials and River or RVB officers as to matters of fact.

5.3 Conditions to the Obligations of RVB and River.  The obligations of RVB and River to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by River:

(a)           Citizens’ and Dupont’s Representations and Warranties. Each of the representations and warranties of Citizens and Dupont contained in this Agreement and in any certificate or other writing delivered by Citizens or Dupont pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date and except for those breaches which individually or in the aggregate do not or would not be reasonably likely to have a Material Adverse Effect on Dupont.

(b)           Performance of Citizens’ and Dupont’s Obligations. Citizens and Dupont shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Effective Time.

(c)           Officers’ Certificate. River shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Citizens and Dupont to the effect that the conditions set forth in Sections 5.3(a) and 5.3(b) have been satisfied.

(d)           Opinion of Counsel. River shall have received the opinion of  qualified counsel to Dupont, as appropriate, in form and content reasonably satisfactory to River, to the effect that:

(i)             Dupont is a commercial bank, duly organized and validly existing under Indiana law, has full corporate power and authority to own its properties and to carry on its business as now conducted, and is duly qualified to conduct business as a bank, in each of the jurisdictions in which the ownership or leasing of its properties or the conduct of its business requires such qualification.

(ii)             Dupont has 16,000 authorized shares of common stock, $10.00 par value per share, all of which are issued and outstanding on the date hereof (the “Shares”) and are beneficially owned by Citizens. The Shares have been duly authorized and are validly issued and outstanding and fully paid and nonassessable as of the date hereof.

(iii)             the consummation of the Merger and the execution and delivery of this Agreement will not constitute or cause a breach or violation of the articles of incorporation or by-laws of Dupont, nor will it violate or result in a breach of, or constitute a default under, any term or provision of any material instrument, contract, or agreement known to such counsel to which Dupont or Citizens is a party or to which it is bound or to which its property is subject that will not be terminated without penalty or premium in connection with the Closing, including any material agreements referred to in the Citizens/Dupont joint Disclosure Letter; any order, judgment or decree known to such counsel applicable to Dupont or Citizens; or any law, rule or regulation applicable to Dupont or Citizens;

(iv)             all approvals or filings with any court, governmental authority or administrative agency necessary to authorize the execution and delivery of this Agreement by Dupont and Citizens and the consummation by Dupont and Citizens of the Merger contemplated hereby have been made, obtained or issued;

(v)             this Agreement has been duly authorized, executed and delivered, and constitutes the valid and binding and enforceable obligation of Citizens and Dupont,

except as such enforcement may be limited by equitable principles of law and by applicable bankruptcy, insolvency, reorganization, receivership, moratorium or other similar laws;

(vi)             the Merger has been duly approved by the sole shareholder of Dupont; and

(vii)             such counsel knows of no litigation or claim pending or threatened against Dupont which has a reasonable probability of being adversely determined in a manner that would have a Material Adverse Effect on Dupont, other than litigation or claims set forth in the Citizens/Dupont joint Disclosure Letter.

The foregoing opinion of counsel may rely on appropriate certificates of governmental officials and Dupont’s or Citizens’ officers as to matters of fact.

(e)           Intentionally Omitted.

(f)           General Loss Reserves. Dupont shall have maintained its allowance for losses on loans and/or real estate (“ALL”) in such amount as is necessary to maintain such allowance in an amount equal to at least 1.75% of total loans.

(g)           Closing Book Value. The Closing Book Value of Dupont at the end of the month prior to the Closing Date (excluding any reduction which might occur as a result of reasonable expenses relating to the Merger) and excluding any accruals, reserves or charges taken by Dupont at the request of River under Section 4.15, shall not be less than $7,332,000 less the aggregate amount of Dupont's and Citizens' expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby, including any payments, allocations, charges, accruals or expenses requested by RVB or River (the "Target Transaction Expenses"). As used in the preceding sentence, the term “Closing Book Value” shall mean the amount of the shareholders’ equity of Dupont as of the end of the month immediately preceding the Closing Date, determined in accordance with GAAP.  Notwithstanding anything to the contrary in the foregoing, if the condition in this Section 5.3(g) is not met, RVB and River shall still be obligated to proceed with the Merger (assuming all other conditions precedent to such obligation are satisfied), if the aggregate Merger Consideration is reduced by the amount by which the Closing Book Value (as defined above) falls below $7,332,000 less the Target Transaction Expenses.

(h)           Dupont’s REO. The value of Dupont’s REO calculated as of the close of business on the business day immediately preceding the Closing Date, determined in accordance with GAAP and all applicable bank regulatory laws, rules, and regulations shall be no greater than $2.0 million.

(i)           Delinquent Loans.  The aggregate amount of Dupont Delinquent Loans as of the 10th day prior to the Effective Time (the “Computation Date”) does not exceed 4% of total loans. Dupont Delinquent Loans shall mean the total of (i) all loans with principal or interest that are 30 days or more past due; (ii) all loans with principal or interest that are nonaccruing; and (iii) restructured and impaired loans.

(j)           Regulatory Matters.  If immediately prior to the Effective Time, Dupont is a party to any agreement with, or directive or order issued by, the FDIC, the FRB or the DFI, or any other Governmental Authority, which imposes any restrictions or requirements with respect to the conduct of the Bank’s business or its ability to declare dividends, River shall have received written confirmation on or before the Effective Time from each Governmental Authority which has entered into such an agreement with Dupont or which has issued such a directive or order, in form and substance reasonably satisfactory to River, to the effect that such agreement, directive, or order will not be binding, in any way, on the Surviving Bank following the Effective Time.

(k)           FNMA Loan Portfolio.  The servicing rights and any loan repurchase or similar obligations relating to the portfolio of approximately 180 loans with a principal balance of approximately $17 million (the “FNMA Loans”) that Dupont has sold to the Federal National Mortgage Association (“FNMA”) shall have been assigned to and assumed by Citizens, subject to the receipt of any necessary governmental approvals of such assignment and assumption.

ARTICLE VI

TAX MATTERS AND INDEMNIFICATION

6.1 Tax Matters.

(a)           Citizens shall pay or cause to be paid, shall be liable for, and shall indemnify, defend and hold River, RVB, Dupont, the Surviving Bank, and their Subsidiaries, harmless from and against any and all Consolidated Taxes of Citizens, Dupont or any other Citizens Subsidiary for any taxable period (or portion thereof) ending on or before the Closing Date, and shall indemnify and hold harmless RVB, River, Dupont, the Surviving Bank, and their other Subsidiaries from any interest or tax penalties that may be assessed by the taxing authorities for failure to pay the appropriate level of taxes, and any legal or other fees or costs incurred in defending against any such assessment. For purposes of this Agreement, “Consolidated Tax” or “Consolidated Taxes” shall mean, collectively, all federal and state income taxes (and all deficiencies, adjustments or other additions to tax, interest, fines and penalties) for which a consolidated, unitary or combined tax return of Citizens which is required to include the operations of Dupont.

(b)           Citizens shall prepare in a manner consistent with its past practices and timely file all returns, reports or similar statements required to be supplied to any governmental agency having or purporting to exercise jurisdiction with respect to any Tax, which are required to be filed by Citizens and its Subsidiaries which are due on or before the Closing Date or after the Closing Date, to the extent they constitute a consolidated, unitary or combined tax return of Citizens which includes the operations of Dupont.

(c)           The Surviving Bank shall prepare and file or cause to be filed all Tax returns that are required to be filed by or with respect to Dupont for taxable years or periods ending after the Closing Date other than tax returns with respect to a taxable period for which a consolidated, unitary or combined income tax return of Citizens is required to include the operation of Dupont and shall remit taxes due in respect of such tax.

(d)           Citizens, RVB and the Surviving Bank shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax returns pursuant to this Section 6.1, and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Citizens and its Subsidiaries agree (A) to retain all books and records with respect to Tax matters pertinent to Dupont relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and any extensions thereof) relating to the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give River and the Surviving Bank reasonable written notice prior to transferring, destroying or discarding any such books and records and, if RVB or the Surviving Bank so requests, shall allow such party to take possession of such books and records.

(e)           Citizens shall include the income of Dupont (including any deferred items triggered into income by Reg. §1.1502-13 and any excess loss account taken into income under Reg. §1.1502-19) on Citizens’ consolidated federal income Tax returns for all periods through the Closing Date and pay any federal income Taxes attributable to such income. For all taxable periods ending on or before the Closing Date, Citizens shall cause Dupont to join in Citizens’ consolidated federal income tax return and, in jurisdictions requiring separate reporting from Citizens, to file separate company state and local income tax returns. All such Tax returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law. RVB shall cause the Surviving Bank and its Subsidiaries to furnish information to Citizens as reasonably requested by Citizens to allow Citizens to satisfy its obligations under this section in accordance with past custom and practice. The Surviving Bank and its Subsidiaries and RVB shall consult and cooperate with Citizens as to any elections to be made on returns of Dupont for periods ending on or before the Closing Date. RVB shall cause the Surviving Bank and its Subsidiaries to file income tax returns or shall include Surviving Bank and its Subsidiaries in its combined or consolidated income tax returns, for all periods other than periods ending on or before the Closing Date.

(f)           Citizens shall allow the Surviving Bank and its counsel to participate at Surviving Bank’s expense in any audit of Citizens’ consolidated federal income tax returns to the extent that such returns relate to Dupont. Citizens shall not settle any such audit in a manner that would adversely affect the Surviving Bank after the Closing Date without the prior written consent of RVB, which consent shall not be unreasonably withheld.

(g)           Citizens shall immediately pay to RVB any Tax refund (or reduction in Tax liability) resulting from a carryback of a post-acquisition Tax attribute of Dupont into the Citizens consolidated Tax return, when such refund (or reduction) is realized by Citizens’

group. At RVB’s request, Citizens will cooperate with the Surviving Bank in obtaining such refund (or reduction), including through the filing of amended Tax returns or refund claims. The Surviving Bank agrees to indemnify Citizens for any Taxes resulting from the disallowance of such post-acquisition Tax attribute on audit or otherwise.

(h)           Citizens shall not elect to retain any net operating loss carryovers or capital loss carryovers of Dupont. Citizens shall, to the extent necessary to prevent the application of Treas. Reg. Section 1.1502-36(d) to reduce the tax attributes of Dupont, at the time and in the manner provided at Treas. Reg. Section 1.1502-36(e)(5), make the election described in Treas. Reg. Section 1.1502-36(d)(6)(A) to reduce Citizens’ basis in the stock of Dupont.

(i)           The indemnification obligations of Citizens and the other tax covenants set forth in this Section 6.1, shall survive until the last to end statute of limitations has fully expired with respect to the affected tax returns.

(j)           Dupont’s obligations under any tax sharing agreement among Citizens and any other Citizens Subsidiary shall be superseded by the provisions of this Section 6.1 effective as of the Closing Date.

6.2 Indemnification by Citizens.

(a)           From and after the Closing Date, Citizens shall indemnify, hold harmless, and (at the option of River or RVB) defend River and RVB from and against any and all actual liabilities, claims, losses, penalties, fines, forfeitures, legal fees and related costs and judgments (“Losses”), arising out of (1) any failure of Dupont or Citizens to observe or perform any of its covenants or obligations under this Agreement, or (2) the inaccuracy of any representation or warranty set forth in Article II or Article VI hereof (subject to Section 6.4(a) hereof as to the survival of such representations and warranties).

(b)           The obligations of Citizens under Section 6.2(a) shall be contingent upon River or RVB giving Citizens written notice (i) of receipt by River or RVB of any process and/or pleading in or relating to any actions, suits, or proceedings of the kind described in Section 6.2(a) giving rise to Losses, including copies thereof, and (ii) of the assertion of any claim or demand of the kind described in Section 6.2(a), including, to the extent known to River or RVB, the identity of the person(s) or entity(ies) asserting such claim or making such demand and the nature thereof, and including copies of any correspondence or other writings relating thereto. The failure to give such notice within a reasonable time shall not void RVB’s or River’s right to indemnification from Citizens unless the delay shall have materially prejudiced Citizens’ right to defend.  Citizens shall have the right at its expense to take over River’s or RVB’s defense in such actions, suits, or proceedings through counsel selected by Citizens, to compromise and/or settle the same (on a basis acceptable to River or RVB) and to prosecute any available appeals or reviews of any adverse judgment or ruling that may be entered therein, and in that event, River and RVB agree to cooperate with Citizens in the defense and/or prosecution of claims regarding these matters.  If River or RVB does not elect to have Citizens assume the defense of any such matter, River or RVB shall be entitled to defend, compromise and/or settle the same (in its sole discretion), and

Citizens shall be obligated to indemnify River and RVB for all Losses incurred in connection therewith.

6.3 Indemnification by RVB and River.

(a)           From and after the Closing Date, RVB and River shall indemnify, hold harmless, and defend Citizens from and against all Losses arising out of any (1) failure of RVB or River to observe or perform any of its covenants or obligations under this Agreement, or (2) the inaccuracy of any representation or warranty set forth in Article II hereof (subject to Section 6.4(a) hereof as to the survival of such representations and warranties).

(b)           The obligations of RVB and River under this Section 6.3 shall be contingent upon Citizens giving RVB and River written notice (i) of receipt by Citizens of any process and/or pleading in or relating to any actions, suits, or proceedings of the kind described in Section 6.3(a) giving rise to Losses, including copies thereof, and (ii) of the assertion of any claim or demand of the kind described in Section 6.3(a), including to the extent known to Citizens the identity of the person(s) or entity(ies) asserting such claim or making such demand and the nature thereof, and including copies of any correspondence or other writings relating thereto.  The failure to give such notice within a reasonable time shall not void Citizens’ right to indemnification from RVB or River unless the delay shall have materially prejudiced RVB’s or River’s right to defend. RVB and River shall have the right at their expense to take over Citizens’ defense in such actions, suits, or proceedings through counsel selected by RVB or River, to compromise and/or settle the same (on a basis reasonably acceptable to Citizens) and to prosecute any available appeals or reviews of any adverse judgment or ruling that may be entered therein, and Citizens agrees to cooperate with RVB and River in the defense and/or prosecution of claims regarding these matters.

6.4 Limitation on Losses; Deductible.  Notwithstanding any other provisions of this Agreement, except in the case of actual fraud by RVB, River, Dupont or Citizens:

(a)           any claim for indemnification hereunder, other than a claim arising out of a breach of a covenant to be performed after the Closing, must be asserted, if at all, during the period commencing on the Closing Date and ending twelve (12) months following the Closing Date, provided that the tax indemnification in Section 6.1 and the indemnification in Section 6.2(a) with respect to the tax representations, warranties and covenants in Section 6.1 and Section 2.2(n) (such indemnification obligations, the “Tax Indemnities”) shall survive for the period set forth in Section 6.1(i);

(b)           no party shall make any claim for indemnification of Losses that are less than $25,000 (the “Threshold Amount”); provided, that if the aggregate of all claims for Losses by a party equals or exceeds the Threshold Amount, then such party shall be entitled to recover for Losses from the first dollar included in the Threshold Amount, and provided, further, that the Threshold Amount shall be inapplicable to any claims for Losses based on the Tax Indemnities.

6.5 Escrow Account.  For a period of 12 months following the Effective Date (the “Escrow Period”), Citizens shall maintain a deposit account (the “River Escrow Account”) at an independent financial institution or trust company (the “Escrow Agent”) consisting of bona fide funds owned by Citizens with a beginning balance of $250,000 which shall not be subject to any lien or other security interest held by any party other than River or RVB.  The River Escrow Account shall secure the timely payment and performance in full of Citizens’ indemnification obligations to River and RVB as set forth in Section 6.2 hereof. At the Closing, Citizens shall deposit the Escrow Amount into the Escrow Account to be held in escrow, together with all earnings therein (the “Escrow”). River, RVB and Citizens shall enter into an agreement with the Escrow Agent to such effect prior to the Closing Date, in the form of Exhibit C hereof (the “Indemnification Escrow Agreement”). Should Citizens become responsible for any such obligations, River and RVB may exercise all rights and remedies under the Indiana Uniform Commercial Code (IND. CODE § 26-1-9.1 et seq.) with respect to its security interest in the River Escrow Account. Proceeds shall be released from the River Escrow Account upon the joint instructions of RVB, River and Citizens.  At the conclusion of the Escrow Period, Citizens shall be paid any remaining balance in the River Escrow Account.

ARTICLE VII

GENERAL

7.1 Termination.  This Agreement may be terminated and the transactions contemplated hereby and thereby may be abandoned at any time prior to the Closing (or earlier specified date):

(a)           by mutual written consent of the Boards of Directors of River and Dupont; or

(b)           by River or RVB if (i) any representation or warranty made by Dupont or Citizens shall be discovered to be or to have become untrue, incomplete or misleading in any material respect, or where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be discovered to be or to have become untrue, incomplete or misleading in any such material respect, in either case where any such breach has not been cured within thirty (30) calendar days following receipt by the non-terminating party of notice of such discovery, or (ii) there has been a failure to substantially perform a covenant or agreement by Dupont or Citizens made herein of which notice has been given in writing by RVB or River and which has not been cured within thirty (30) calendar days of receipt of such notice, but in no event later than May 31, 2012; or

(c)           by Dupont or Citizens if (i) any representation or warranty made by RVB or River shall be discovered to be or to have become untrue, incomplete or misleading in any material respect without regarding to knowledge, or where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be discovered to be or to have become untrue, incomplete or misleading in any such material respect, in either case where any such breach has not been cured, within ten (10) business days following receipt by the non-terminating party of notice of such discovery, or (ii) there has been a failure to substantially perform a covenant or agreement by RVB or River made herein of which notice has been given in writing by Citizens or Dupont and which has not been cured within thirty (30) calendar days of receipt of such notice, but in no event later than March 31, 2012; or

(d)           by RVB, River, Citizens or Dupont if any action or other proceeding shall have been instituted or threatened against one or more of the parties hereto before any court or other governmental body, which, in the good faith judgment of the party seeking to terminate has resulted or will in all likelihood result in an order, injunction, stay or judgment restraining or prohibiting the transactions contemplated by this Agreement or subjecting the party seeking to terminate to material liability on the ground that it has breached any law or regulation or otherwise acted improperly in connection with the Merger; or

(e)           by River or Dupont if the Effective Time of the Merger has not occurred on or before May 31, 2012; provided the party seeking to terminate hereunder has not breached any of its representations, warranties, covenants or agreements contained herein; or

(f)           by River or Dupont if any required regulatory approval relating to the Merger is not received, through no fault of the terminating party, by May 31, 2012, or if any such approval contains any condition unduly burdensome to RVB or River as reasonably determined by the Board of Directors of RVB or River; provided, however, that if the governmental agencies impose a capital condition that River or RVB deem to be unduly burdensome and River and RVB terminate the Agreement under this Section 7.1(f), RVB or River shall pay to Citizens, within five business days of such termination by wire transfer in immediately available funds as liquidated damages and not as a penalty and as the sole and exclusive remedy for such termination, $400,000.

In addition, if RVB or River learns before the Effective Time (either as a result of an Environmental Site Assessment or Assessments made pursuant to Section 4.13 or by any other means) that an environmental problem affecting or related to the Real Property exists and that the cost of taking all remedial or other corrective actions and measures (i) required by applicable law, or (ii) recommended or suggested by such Assessment or Assessments or prudent in light of serious life, health or safety concerns, in the aggregate, exceed the sum of $250,000 as reasonably estimated by an environmental expert retained for such purpose by River and reasonably acceptable to Dupont, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be such amount or less with any reasonable degree of certainty, then River or RVB shall have the right, for a period of thirty (30) business days following receipt of such estimate or indication that the cost of such actions and measures cannot be so reasonably estimated, to terminate this Agreement, which shall be RVB’s or River’s sole remedy in such event; provided, however, that if Citizens agrees to pay such costs and escrow the funds required for such payment or enter into other similar arrangements designed to secure their obligation to pay such costs which are satisfactory to RVB and River, RVB and River agree to proceed with the Merger, assuming they have no other basis for terminating the Agreement.

7.2 Effect of Termination.  In the event of termination of this Agreement by either RVB, River, Citizens or Dupont, no party to this Agreement shall have any further liability or future obligation to any other party hereunder except (a) as set forth in Section 4.3(c), Section 7.1(f) and Section 7.4 of this Agreement and (b) that termination will not relieve a breaching party from liability for any willful breach of representations and warranties resulting in a termination of this Agreement under Section 7.1(b)(i) or 7.1(c)(i) or relieve a breaching party from liability on account of a proper termination under Section 7.1(b)(ii) or Section 7.1(c)(ii) and provided further that Section 7.13 shall govern the parties’ right to specific performance.

7.3 Survival of Representations, Warranties and Agreements.  Assuming consummation of the Merger, the representations, warranties and covenants in this Agreement of the parties hereto shall survive for the periods as to which indemnification is available for breaches of such representations, warranties and covenants under Section 6.4(a).

7.4 Termination Fee.  If (x) River or RVB has the right to terminate and terminates this Agreement pursuant to Section 7.1(b)(ii) due to a breach of Section 4.1 or Section 4.11 by Citizens or Dupont, as applicable, or (y) Dupont or Citizens has provided River and RVB with the notice required by Section 4.1(b) of Dupont's or Citizens' intent to enter into a definitive agreement representing a Superior Proposal, then, within five business days of such breach or termination and prior to Dupont's entering into such definitive agreement, Citizens shall pay RVB by wire transfer in immediately available funds as liquidated damages and not as a penalty and as the sole and exclusive remedy for such breach by Dupont and Citizens, $400,000.

7.5 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by registered or certified mail, postage prepaid, return receipt requested (such mailed notice to be effective on the date such receipt is acknowledged) as follows:

If to RVB or River, addressed to:

Matthew P. Forrester, President
River Valley Bancorp
430 Clifty Drive
P.O. Box 1590
Madison, IN   47250

with a copy to:

Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, IN   46204
Attention: Claudia V. Swhier, Esq.

If to Citizens or Dupont, addressed to:

David Bowling, President
Citizens Union Bank of Shelbyville, Inc.
1854 Midland Trail
P.O. Box 189
Shelbyville, KY   40065

with a copy to:

Frost Brown Todd LLC
400 West Market Street, Suite 3200
Louisville, KY   40202-3363
Attention: R. James Straus

or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

7.6 Extension; Waiver.  At any time prior to the Closing, the Boards of Directors of the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party by a senior officer of the waiving party, provided that after the Merger has been approved by the shareholder of Dupont, the Board of Directors of Dupont shall not have authority to change the consideration to be paid for the Dupont Common Stock in the Merger, or the method of payment without the approval of such changes by the shareholder of Dupont in accordance with applicable legal requirements.

7.7 Choice of Law.  This Agreement shall be governed by, construed, interpreted and the rights of the parties determined in accordance with the applicable laws of the United States and the State of Indiana.

7.8 Entire Agreement; Invalidity.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which has been duly authorized and approved by their respective Boards of Directors. This Agreement, together with the Exhibits hereto and the Disclosure Letters provided pursuant hereto, constitutes the entire Agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9 Counterparts; Headings.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The headings of the several Articles and Sections herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

7.10 Fees and Expenses.  Whether or not the Merger is consummated, except as expressly otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

7.11 Assignment.  No party hereto shall assign its rights, duties, or obligations under this Agreement or any part thereof, by operation of law or otherwise, without the prior written consent of the other parties hereto. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

7.12 Limitations on Rights of Third Parties.  Except as otherwise provided in Section 4.10(e) hereof, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person other than the parties hereto or thereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

7.13 Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any covenants in this Agreement were not performed in accordance with their specific terms or otherwise were materially breached.  It is accordingly agreed that, without the necessity of proving actual damages or posting bond or other security, the parties shall be entitled to temporary and/or permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of the terms and provisions in addition to any other remedy to which they may be entitled, at law or in equity.

7.14 Information Provided by and to Citizens. To the extent this Agreement indicates that information has been provided by Dupont to River or RVB, that information has been provided by Citizens, on behalf of Dupont.  To the extent this Agreement indicates that information has been provided by River or RVB to Dupont, that information has been provided to Citizens, on behalf of Dupont.

IN WITNESS WHEREOF, RVB, River, Citizens and Dupont have each caused this Agreement to be executed by the undersigned duly authorized officers, as of the date first above written.

River Valley Bancorp		River Valley Financial Bank

By:	/s/ Matthew P. Forrester	By:	/s/ Matthew P. Forrester

Dupont State Bank		Citizens Union Bancorp of Shelbyville, Inc.

By:	/s/ Delbert D. Read	By:	/s/ Steven E. Barker
	Chairman		Chairman

Exhibit A

Plan and Agreement of Merger

This Plan and Agreement of Merger (this “Agreement’) dated as of __________, _____, by and among River Valley Financial Bank, a federal savings association (“River”) and Dupont State Bank, an Indiana commercial bank (“Dupont”).

W I T N E S S E T H:

WHEREAS, RVB, River, Dupont and Citizens Union Bancorp of Shelbyville, Inc. have entered into a Reorganization Agreement dated as of December 5, 2011 (the “Reorganization Agreement”) providing for the acquisition by RVB of all of the outstanding shares of common stock, $10.00 par value, of Dupont in a merger of River into Dupont pursuant to the provisions of  the Indiana Financial Institutions Act, the Federal Deposit Insurance Act, the Home Owners’ Loan Act of 1933, as amended, and the Bank Holding Company Act of 1956; and

WHEREAS, the Boards of Directors of River and Dupont have each adopted a resolution approving this Agreement and the Boards of Directors of River and Dupont have directed that this Agreement and the Merger be submitted to the sole shareholder of River and of Dupont for adoption and approval;

NOW, THEREFORE, the parties hereto, in consideration of amounts to be paid pursuant hereto and subject to the terms and conditions of the Reorganization Agreement, agree as follows:

ARTICLE I

Constituent Corporations

River and Dupont shall be the constituent corporations with respect to the Merger.

ARTICLE II

First Merger

Effective as of the time set forth in articles of merger filed with the Indiana Secretary of State and in articles of combination filed with the Office of the Comptroller of the Currency (the “Effective Time”), River shall be merged with and into Dupont, and Dupont shall be the surviving institution (the “Surviving Bank”).

ARTICLE III

Charter, By-Laws, Etc.

1.           Charter. At the Effective Time of the Merger, the articles of incorporation of Dupont in effect immediately prior to the Effective Time of the Merger shall continue to be the Articles of

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Incorporation of the Surviving Bank, provided, however, that as of the Effective Time, Article 1(A) of the Articles of Incorporation of the Surviving Bank shall read in its entirety as follows:

“(A) The name of this corporation shall be “River Valley Financial Bank.”

and Article 2 of the Articles of Incorporation of the Surviving Bank shall read in its entirety as follows:

“Article 2

The principal office of this bank shall be located at 430  Clifty Drive, Madison, Indiana.”

2.           By-Laws. At the Effective Time of the Merger, the By-Laws of Dupont in effect immediately prior to the Effective Time of the Merger shall continue to be the By-Laws of the Surviving Bank.

3.           Directors and Officers. At the Effective Time of the Merger, the directors and officers of River then holding office shall continue to be and become the directors and officers of the Surviving Bank, subject to the Surviving Bank’s Articles of Incorporation and By-Laws and applicable law as to the term and removal of directors and officers.

4.           Home Office. The home office and branch offices of River immediately prior to the Merger shall continue to be the home office and branch offices of the Surviving Bank at the Effective Time. The home office and branches of Dupont immediately prior to the Merger shall become branch offices of the Surviving Bank.

ARTICLE IV

Manner of Converting and Cancelling Stock

1.           At the Effective Time of the Merger, the issued and outstanding shares of Dupont Common Stock, $10.00 par value per share, and the issued and outstanding shares of River common stock, $.01 par value per share, without further action on the part of Dupont, River, or their respective shareholders, shall be exchanged for the right to receive cash or continued in existence as follows:

(a)           Each of the shares of Dupont Common Stock outstanding immediately prior to the Effective Time shall be converted by operation of law into the right to receive cash consideration of $392.1875, without interest and only upon the surrender of the certificate representing such share in accordance with paragraph 2 of this Article IV (the “Merger Consideration”).

(b)           Each share of River Common Stock, $.01 par value per share, outstanding immediately prior to the Effective Time of the Merger, shall be converted into one share of Dupont Common Stock, $10.00 par value per share.

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2.           At the Effective Time of the Merger, each holder of a Certificate that surrenders such Certificate to RVB will, upon acceptance thereof by RVB, be entitled to receive the Merger Consideration, which shall be paid after acceptance of such Certificate.

3.           After the Effective Time of the Merger, there shall be no transfers on the stock transfer books of Dupont of any certificates representing shares of Dupont Common Stock.

ARTICLE V

Effective Time of Merger

From and after the Effective Time, the Surviving Bank shall have all of the rights, privileges, powers, immunities and franchises (public and private) of each of the constituent corporations, and all property (real personal and mixed), all debts due on whatever account, and all other choses in action, of each of the constituent corporations. All interests of or belonging to or due to either of the constituent corporations shall thereupon be deemed to be transferred to and vested in the Surviving Bank without act or deed and no title to any real estate or any interest therein vested in either of the constituent corporations shall revert or be in any way impaired because of the Merger.

ARTICLE VI

Surviving Bank

From and after the Effective Time, the Surviving Bank shall be responsible for all obligations of each of the constituent corporations and each claim existing and each action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place, and the Surviving Bank may be substituted in the place of such constituent corporation. No right of any creditor of either constituent corporation and no lien upon the property of either constituent corporation shall be impaired by the Merger.

ARTICLE VII

Further Documents

If at any time the Surviving Bank shall consider or be advised that any further assignments, conveyances or assurances in law are necessary or desirable to vest, perfect or confirm of record in the Surviving Bank the title to any property or rights of the constituent corporations, or otherwise to carry out the provisions hereof, the persons who were the proper officers and directors of the constituent corporations immediately prior to the Effective Time (or their successors in office) shall execute and deliver any and all proper deeds, assignments and assurances in law, any and all proper deeds, assignments and assurances in law, and do all things necessary or proper, to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise to carry out the provisions hereof.

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ARTICLE VIII

Effect of Termination

In the event that this Agreement is terminated pursuant to Article VII of the Reorganization Agreement, the Merger provided for herein shall be abandoned automatically and without any further act or deed by the parties hereto.

ARTICLE IX

Liquidation Account

For purposes of granting a limited priority claim to the assets of the Surviving Bank, in the unlikely event (and only upon such event) of a complete liquidation of the Surviving Bank to persons who maintained savings accounts with River at the Effective Time and continue to maintain savings accounts with the Surviving Bank after the Merger, and who, immediately prior to the Effective Time had a subaccount balance (as described in 12 C.F.R. § 563b.3(f)(4)) with respect to any liquidation account of River, the Surviving Bank shall, at the time of the Merger, establish a liquidation account(s) in an amount equal to the liquidation account(s) of such persons immediately prior to the Effective Time, which liquidation account(s) shall participate pari passu with any other liquidation accounts of the Surviving Bank.  If the balance in any savings account to which a subaccount balance relates at the close of business on the last day of any fiscal year of the resulting institution after the Effective Time is less than the balance in such savings account at the Effective Time or at the close of business on the last day of any other fiscal year of the resulting institution after the Effective Time, such subaccount balance shall be reduced in an amount proportionate to the reduction in such savings account balance.  No subaccount balance shall be increased, notwithstanding any increase in the balance of the related savings account.  If such related savings account is closed, such subaccount shall be reduced to zero upon such closing.  In the event of a complete liquidation of the Surviving Bank, and only in such event, the amount distributable to each accountholder will be determined in accordance with the rules and regulations of the Office of the Comptroller of the Currency pertaining to conversions by savings associations from mutual to stock form of organization, on the basis of such accountholder’s subaccount balance with the Surviving Bank at the time of its liquidation.  No merger, consolidation, purchase of bulk assets with assumption of savings accounts and other liabilities, or similar transaction, whether or not the resulting institution is the surviving institution, will be deemed to be a complete liquidation for this purpose, and, in any such transaction, the liquidation account shall be assumed by the surviving institution.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and attested to on their behalf by their officers thereunto duly authorized as of the day and year first written above.

River Valley Financial Bank		Dupont State Bank

By:		By:
	Matthew P. Forrester, President		,
Title

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Exhibit B

Indemnification Escrow Agreement

This Indemnification Escrow Agreement (the “Agreement”), dated as of ________, 2011 (the “Closing Date”), among River Valley Financial Bank, a federal savings association (“River”), Citizens Union Bancorp of Shelbyville, Inc., a Kentucky corporation (“Citizens”), River Valley Bancorp, an Indiana corporation (“RVB”) and __________________, a ____________________, as escrow agent (“Escrow Agent”).

The escrow account established under this agreement is being created pursuant to Section 6.5 of the Reorganization Agreement among River, RVB, Citizens and Dupont State Bank (the “Purchase Agreement”).  Capitalized terms used in this agreement without definition shall have the respective meanings given to them in the Purchase Agreement.

AGREEMENTS

The parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1.    ESTABLISHMENT OF ESCROW

Section 1.1   Citizens is depositing with Escrow Agent an amount equal to $250,000 in immediately available funds (as increased by any earnings thereon and as reduced by any disbursements, amounts withdrawn under Section 5.10 hereof, or losses on investments, the “Escrow Fund”). Escrow Agent hereby acknowledges receipt of the Escrow Fund.

Section 1.2   Escrow Agent hereby agrees to act as escrow agent and to hold, safeguard and disburse the Escrow Fund pursuant to the terms and conditions hereof.

ARTICLE 2.   INVESTMENT OF FUNDS

Except as River and Citizens may from time to time jointly instruct Escrow Agent in writing, the Escrow Fund shall be invested from time to time, to the extent possible, in United States Treasury Bills having a remaining maturity of 90 days or less and repurchase obligations secured by such United States Treasury Bills, with any remainder being deposited and maintained in a money market deposit account with Escrow Agent, until disbursement of the entire Escrow Fund. Escrow Agent is authorized to liquidate in accordance with its customary procedures any portion of the Escrow Fund consisting of investments to provide for payments required to be made under this Agreement.

ARTICLE 3.   CLAIMS

Section 3.1   From time to time during the period ending 12 months from the date hereof (the “Escrow Period”), River or RVB may give written notice to Citizens and Escrow Agent specifying in reasonable detail the nature and dollar amount of any claim it may have under Section

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6.2(a) of the Purchase Agreement (a “Claim”) with appropriate supporting documentation for the Claim and dollar amount (a “Notice”).  River or RVB may make more than one Claim with respect to any underlying statement of facts. If Citizens gives written notice to River or RVB and Escrow Agent disputing any Claim (a “Counter Notice”) within 30 days following receipt by Escrow Agent of the Notice regarding such Claim, such Claim shall be resolved as provided in Section 3.2 below. If no Counter Notice is received by Escrow Agent within such 30-day period, then the dollar amount of damages claimed by River or RVB as set forth in its Notice shall be deemed established for purposes of this Escrow Agreement and the Purchase Agreement and, at the end of such 30-day period, Escrow Agent shall pay to River or RVB, as applicable, the dollar amount claimed in the Notice from (and only to the extent of) the Escrow Fund.  Escrow Agent shall not inquire into or consider whether a Claim complies with the requirements of the Purchase Agreement.  If River or RVB gives notice of a Claim that does not specify the dollar amount of the Claim, the amount of such Claim shall be determined and paid only in accordance with Section 3.2 or Section 4 of this Agreement and not pursuant to this Section 3.1.  Citizens shall give notice to the Escrow Agent and to River or RVB of the date specified in clause (ii) of Section 3.2.

Section 3.2   If a Counter Notice is given with respect to a Claim, Escrow Agent shall make payment with respect thereto only in accordance with (i) joint written instructions of River, RVB and Citizens or (ii) a final non-appealable order of a court of competent jurisdiction specifying the amount due to River or RVB with respect to the Claim. Any court order shall be accompanied by a legal opinion by counsel for the presenting party satisfactory to Escrow Agent to the effect that the order is final and non-appealable. Escrow Agent shall act on such court order and legal opinion without further question.

ARTICLE 4.    TERMINATION OF ESCROW

At the end of the Escrow Period, Escrow Agent shall pay and distribute the then amount of Escrow Fund to Citizens, unless (i) any Claims are then pending as to which the dollar amount has been established pursuant to either Section 3.1 or Section 3.2 of this Agreement, in which case an amount equal to the aggregate dollar amount of such Claims (as shown in the Notices of such Claims) shall be retained by Escrow Agent in the Escrow Fund (and the balance paid to Citizens) or (ii) River or RVB has given written notice to Citizens and Escrow Agent specifying in reasonable detail the nature of any other Claim with respect to which the dollar amount  is not then reasonably known to River or RVB or quantifiable by River or RVB in a liquidated amount not disputed by Citizens, in which case a portion of the Escrow Fund equal to 110% of River’s or RVB’s reasonable best estimate of the amount of its damages (not to exceed the amount of funds then in the Escrow Account) as set forth in the notice of such Claim provided to Citizens and the Escrow Agent shall be retained by Escrow Agent.  If the Escrow Agent retains funds pursuant to the preceding sentence, it shall retain such funds until it receives joint written instructions of River, RVB and Citizens or a final non-appealable order of a court of competent jurisdiction as contemplated by Section 3.2.

ARTICLE 5.   DUTIES OF ESCROW AGENT

Section 5.1   Escrow Agent shall not be under any duty to give the Escrow Fund held by it hereunder any greater degree of care than it gives its own similar property and shall not be required

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to invest any funds held hereunder except as directed in this Agreement. Uninvested funds held hereunder shall not earn or accrue interest.

Section 5.2   Escrow Agent shall not be liable, except for its own negligence or willful misconduct and, except with respect to claims based upon such negligence or willful misconduct that are successfully asserted against Escrow Agent, the other parties hereto shall jointly and severally indemnify and hold harmless Escrow Agent (and any successor Escrow Agent) from and against any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys' fees and disbursements, arising out of and in connection with this Agreement. Without limiting the foregoing, Escrow Agent shall in no event be liable in connection with its investment or reinvestment of any cash held by it hereunder in good faith, in accordance with the terms hereof, including, without limitation, any liability for any delays (not resulting from its negligence or willful misconduct) in the investment or reinvestment of the Escrow Fund, or any loss of interest incident to any such delays.

Section 5.3   Escrow Agent shall be entitled to rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. Escrow Agent may conclusively presume that the undersigned representative of any party hereto which is an entity other than a natural person has full power and authority to instruct Escrow Agent on behalf of that party unless written notice to the contrary is delivered to Escrow Agent.

Section 5.4   Escrow Agent may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice.

Section 5.5   Escrow Agent does not have any interest in the Escrow Fund deposited hereunder but is serving as escrow holder only and having only possession thereof. Any payments of income from this Escrow Fund shall be subject to withholding regulations then in force with respect to United States taxes. The parties hereto will provide Escrow Agent with appropriate Internal Revenue Service Forms W-9 for tax identification number certification, or non-resident alien certifications. This Section 5.5 and Section 5.2 above shall survive notwithstanding any termination of this Agreement or the resignation of Escrow Agent.

Section 5.6   Escrow Agent makes no representation as to the validity, value, genuineness or the collectability of any security or other document or instrument held by or delivered to it.

Section 5.7   Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder.

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Section 5.8   Escrow Agent (and any successor Escrow Agent) may at any time resign as such by delivering the Escrow Fund to any successor Escrow Agent jointly designated by the other parties hereto in writing, or to any court of competent jurisdiction, whereupon Escrow Agent shall be discharged of and from any and all further obligations arising in connection with this Agreement. The resignation of Escrow Agent will take effect on the earlier of (a) the appointment of a successor (including a court of competent jurisdiction) or (b) the day which is 30 days after the date of delivery of its written notice of resignation to the other parties hereto. If at that time Escrow Agent has not received a designation of a successor Escrow Agent, Escrow Agent's sole responsibility after that time shall be to retain and safeguard the Escrow Fund until receipt of a designation of successor Escrow Agent or a joint written disposition instruction by the other parties hereto or a final non-appealable order of a court of competent jurisdiction.

Section 5.9   In the event of any disagreement between the other parties hereto resulting in adverse claims or demands being made in connection with the Escrow Fund or in the event that Escrow Agent is in doubt as to what action it should take hereunder, Escrow Agent shall be entitled to retain the Escrow Fund until Escrow Agent shall have received (i) a final non-appealable order of a court of competent jurisdiction directing delivery of the Escrow Fund or (ii) a written agreement executed by the other parties hereto directing delivery of the Escrow Fund, in which event Escrow Agent shall disburse the Escrow Fund in accordance with such order or agreement. Any court order shall be accompanied by a legal opinion by counsel for the presenting party satisfactory to Escrow Agent to the effect that the order is final and non-appealable. Escrow Agent shall act on such court order and legal opinion without further question.

Section 5.10   River and Citizens shall pay Escrow Agent compensation (as payment in full) for the services to be rendered by Escrow Agent hereunder in the amount of $______ at the time of execution of this Agreement and agree to reimburse Escrow Agent for all reasonable expenses, disbursements and advances incurred or made by Escrow Agent in performance of its duties hereunder (including reasonable fees, expenses and disbursements of its counsel). Any such compensation and reimbursement to which Escrow Agent is entitled shall be borne by River and Citizens in equal shares. Any fees or expenses of Escrow Agent or its counsel that are not paid as provided for herein may be taken from any property held by Escrow Agent hereunder.

Section 5.11   No printed or other matter in any language (including, without limitation,  prospectuses, notices, reports and promotional material) that mentions Escrow Agent's name or the rights, powers, or duties of Escrow Agent shall be issued by the other parties hereto or on such parties' behalf unless Escrow Agent shall first have given its specific written consent thereto.

Section 5.12   The other parties hereto authorize Escrow Agent, for any securities held hereunder, to use the services of any United States central securities depository it reasonably deems appropriate, including, without limitation, the Depositary Trust Company and the Federal Reserve Book Entry System.

ARTICLE 6.   LIMITED RESPONSIBILITY

This Agreement expressly sets forth all the duties of Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this agreement against

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Escrow Agent. Escrow Agent shall not be bound by the provisions of any agreement among the other parties hereto except this Agreement.

ARTICLE 7.   OWNERSHIP FOR TAX PURPOSES

Citizens agrees that, for purposes of federal and other taxes based on income, Citizens will be treated as the owner of the Escrow Fund, respectively, and that Citizens will report all income, if any, that is earned on, or derived from, the Escrow Fund as its income, in such proportions, in the taxable year or years in which such income is properly includible and pay any taxes attributable thereto.

ARTICLE 8.   NOTICES

All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt) provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties) or at such other address, telephone or facsimile number as either party may later specify by such written notice:

Citizens:	Citizens Union Bancorp of Shelbyville, Inc.
1854 Midland Trail
P.O. Box 189
Shelbyville, KY 40065
Facsimile No.: (502) 647-5151

With a copy to:	Frost Brown Todd LLC
400 West Market Street, Suite 3200
Louisville, KY 40202-3363
Attention: R. James Straus
Facsimile No.: (502)581-1087

River:	River Valley Financial Bank
430 Clifty Drive
P.O. Box 1590
Madison, IN 47250
Attention: Matthew P. Forrester
Facsimile No.: (812) 273-4944

With a copy to:	Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, IN 46204
Attention: Claudia V. Swhier, Esq.
Facsimile No.: (317) 231-7433

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ARTICLE 9.   JURISDICTION; SERVICE OF PROCESS

Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of Indiana, County of Jefferson, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of Indiana, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

ARTICLE 10.   COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which, when taken together, will be deemed to constitute one and the same.

ARTICLE 11.   SECTION HEADINGS

The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.

ARTICLE 12.   WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out  of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

ARTICLE 13.   EXCLUSIVE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements among the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the River, RVB, Citizens and the Escrow Agent.

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ARTICLE 14.   GOVERNING LAW

This Agreement shall be governed by the laws of the State of Indiana, without regard to conflicts of law principles.

In Witness Whereof, the parties have executed and delivered this Agreement as of the date first written above.

RIVER:	RVB:

River Valley Financial Bank	River Valley Bancorp

By:	By:
Matthew P. Forrester	Matthew P. Forrester
President	President

ESCROW AGENT:	CITIZENS:

Citizens Union Bancorp of Shelbyville, Inc.

By:	By:
[name]	[name]
[title]	[title]

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